HARDINGE®


HARDINGE.
QUEST
8/51
HARDINGE.
QUEST
10/65

2001 ANNUAL REPORT

Company Profile

Hardinge Inc. is a leading provider of advanced material-cutting solutions to the world. The Company designs, manufactures, and sells computer controlled metal-cutting lathes, machining centers, and grinding machines together with workholding devices, related tooling and accessories. Our products are of the highest precision and reliability generally available in the market. Hardinge products are designed and built to provide customers with superior productivity solutions.



On the Cover

The Hardinge Quest® series for the speed, accuracy and precision you need to be more productive today and ready to conquer tomorrow's challenges.

Financial Highlights

Hardinge Inc. & Subsidiaries

Amounts in thousands except per-share data.

For the years ended December 31,	2001	2000	1999
Net sales	$209,522	$189,479	$178,533
Net (loss) income	$ (21,853)	$ 7,532	$ 6,041
Dividends paid	$ 4,622	$ 4,902	$ 5,242
Weighted average number of common shares outstanding	8,695	8,794	9,287
PER-SHARE DATA			
Net (loss) income	$ (2.51)	$ .86	$ .65
Dividends declared	$ .53	$ .56	$ .56

* 2001 results include a realignment charge of $[illegible] (after-tax $[illegible]) as explained in the notes to the financial statements. Excluding this charge, 2001 net income and earnings per share would have been $[illegible] and $[illegible], respectively.

Letter to Shareholders



J. Patrick Ervin
President and Chief Executive Officer

Dear Shareholders, Customers, Employees and Your Families,

2001 was a challenging year for Hardinge. It was also a year of significant change for our Company. The year began with the retirement announcement of Robert Agan, our Chairman and President for the past 18 years. Bob's contributions to Hardinge over the years are obvious to anyone who knows our Company and are far too numerous to list. Suffice it to say that Hardinge would not be the strong, successful company it is today without Bob's expert guidance over the past two decades. We miss him, but also acknowledge he had certainly earned his retirement. On behalf of the thousands of people he touched in a very positive way during his 45 years at Hardinge, I wish him well. And I personally thank him for his guidance and support throughout my career.

North American Operations

From a North American business perspective, the year started out with a fairly strong first quarter, but our industry soon saw continued signs of a slowdown in capital goods purchases. A recession that had been going on in our industry in North America since the fourth quarter of 1998 was beginning to worsen even further. By the end of the year, overall orders for metal-cutting machines in the United States were down by more than 31 percent from the prior year. This is on top of the more than 20 percent reduction we saw in the period from 1998 to 2000. To make matters worse, there was a steady downward trend to North American industry orders during the year, to the point that the fourth quarter of 2001 was more than 42 percent lower than the already low fourth quarter of 2000.

Strategic Realignment

In this environment, we knew we had to act aggressively to adjust our North American operations, and we did. However, we found that we were adjusting to an ever-deteriorating market. During the course of the year, we carried out three separate adjustments to our North American workforce: in June, August, and December. The combination of these layoffs resulted in over a 37 percent reduction in our U.S. workforce. These decisions are never easy, especially given their impact on our employees and their families, but they are necessary.

We used this year to further streamline our business by removing under-performing assets and product lines. Our September announcement of a $26 million realignment charge included write-offs of inventory related to under-performing product lines; goodwill and inventory related to our Hansvedt electrical discharge machines which had become a cash drain on our Company; write-downs of accounts and notes receivable which represent business failures of our customers due to the difficult economic conditions; and the write-down of underutilized assets that have been offered for sale. This was a non-cash charge with the exception of approximately $1 million incurred to implement these actions.

Most importantly, these actions have allowed us to further solidify our financial position and focus on our cost-effective, high-performance products and businesses. These moves have better positioned us to grow our business in areas that will provide the best long-term returns, once market conditions improve.

Positioning for Continued Success

The efforts we have undertaken in the U.S. to streamline our operations have required extraordinary efforts from many people. As I expected, the people of Hardinge have stepped up with a positive, can-do attitude that has allowed us to continue to progress. The passion of our people for our Company is inspiring. Amidst the depressed market conditions and the turmoil that constant contraction has created, our Elmira-based workforce was able to introduce a new machine model, the Quest® 42, as well as complete development of several important options on the existing Quest® line of products. Unfortunately, the true impact of their efforts on our results has been masked by the effects of the poor market conditions. I am confident the benefits will be clearly evident when the economy rebounds.

International Diversification

For our international operations, the year 2001 was a year of several positive achievements. Our 1995 acquisition, Kellenberger, a grinding machine manufacturer located in St. Gallen, Switzerland, finished another record year of sales and profitability. They have leveraged the support and financial backing of Hardinge to continue with new product development and geographical expansion. We also made great progress in the integration of Hauser Tripet Tschudin (HTT), the Biel, Swizerland manufacturer of precision grinding machines we acquired in December of 2000. They have been a welcome addition to the Hardinge family, being accretive in the first year of integration. We are experiencing synergies in business philosophies, operations, and new product development between Kellenberger and HTT. We are especially pleased with the hard work and dedication our Kellenberger management team has exhibited as they have helped their new sister company become part of the Hardinge group. We are more convinced than ever, grinding will continue to be a significant contributor to our future results.

The year also included the maturation of our Hardinge Taiwan 51 percent owned joint venture that was begun in 1999. Their engineering team, working with our engineers in the U.S., has broadened their product line to include high-speed, high-torque vertical machining centers (VMCs) that compete head-to-head with the best in the world. They now boast a full line of

"These moves have better positioned us to grow our business in areas that will provide the best long-term returns..."



"Our product and geographic diversity, that has helped us to date through this manufacturing recession, will continue to allow us to weather the storms of economic conditions."

over 18 models of VMCs that have received remarkable customer acceptance. Furthermore, they worked with our management in Europe to establish several new distribution channels which have helped offset the decreased demand for their products in the North American market.

Hardinge China provided a positive financial impact on our Company, while Hardinge EMAG, our 50 percent owned joint venture manufacturing company located in Leipzig, Germany, made good progress streamlining production, also providing a positive financial contribution to the group. Overall our international operations are performing very well, offsetting poor performances in our North American operations.

2002

As we enter 2002, we realize that there is ongoing weakness in the industrial manufacturing sector in the United States. At the time of this letter, we have not yet seen any convincing evidence that this market will noticeably strengthen. It appears it will be another challenging year for our U.S. operations. However, I know that we enter the year a stronger company ready to meet whatever the market throws at us. We will continue to focus on cash flow from operations as we manage our profitability and our working capital.

Our product and geographic diversity, that has helped us to date through this manufacturing recession, will continue to allow us to weather the storms of economic conditions. Despite the pressures on our profitability, we have been able to develop new products in the lathe, machining center, and grinding machine lines that will help us in the near term, but more significantly, will position us for superior performance once the markets return to strength.

Hardinge is a Company with a long history and a promising future. We have an excellent resource of people throughout the world who are dedicated to our success. I am grateful to all of those people who have put in such extraordinary efforts during the year. On behalf of our Board of Directors, I thank our employees, customers, and shareholders for your ongoing support.

J. Patrick Ervin

J. Patrick Ervin
President and Chief Executive Officer

Leader by Design

Kellenberger

The Kellenberger grinding machines offer versatile, high-precision grinding for the most demanding requirements. Using hydrostatic ways and hydrodynamic spindles, Kellenberger grinders offer the highest levels of precision and productivity.





HTT—Hauser, Tripet and Tschudin

HTT grinding machines offer a wide array of grinding solutions for long production runs. The Hauser Jig Grinder, shown here, is unparalleled for its high levels of accuracy and reliability.


HAUSER

Workholding

Hardinge ranks as the world's largest manufacturer of collets, feed fingers, and workholding devices. We specialize in the custom application of our workholding systems to meet our customers' requirements, greatly increasing their productivity and profitability.





Hardinge Inc.—
Elmira, New York USA



L. Kellenberger & Co. AG—
St. Gallen, Switzerland



HTT Hauser Tripet Tschudin AG—Biel, Switzerland



Hardinge EMAG GmbH—
Leipzig, Germany



Hardinge Taiwan Precision Machinery Limited—
Nan Tou City, Taiwan



Hardinge Shanghai Company, Ltd.—Shanghai, People's Republic of China

Corporate Offices

Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902
607.734.2281

Subsidiaries

Canadian Hardinge Machine Tools, Ltd.
Toronto, Canada

Hardinge China Limited
Shanghai, People's Republic of China

Hardinge EMAG GmbH (50%)
Leipzig, Germany

Hardinge GmbH
Krefeld, Germany

Hardinge Machine Tools, Ltd.
Exeter, England

Hardinge Shanghai Company, Ltd.
Shanghai, People's Republic of China

Hardinge Taiwan Precision Machinery Limited
Nan Tou City, Taiwan, Republic of China (51%)

HTT Hauser Tripet Tschudin AG
Biel, Switzerland

L. Kellenberger & Co. AG
St. Gallen, Switzerland

Sales Offices

United States:
Cleveland, Ohio
Elgin, Illinois
Elmira, New York
Los Angeles, California

Foreign:
Biel, Switzerland
Exeter, England
Krefeld, Germany
Nan Tou City, Taiwan, Republic of China
Shanghai, People's Republic of China
St. Gallen, Switzerland
Toronto, Canada



Precision Machine Tools for a Global Economy

Hardinge Inc. manufactures a complete line of horizontal and vertical turning machines, inverted-spindle (automated) vertical turning lathes, twin-spindle/twin-turret turning centers, manual toolroom lathes, machining centers, grinding machines, and workholding/industrial products. We serve an array of industries including automotive, aerospace, defense, computer, dental, electronic, energy, medical, photographic, telecommunications, and others. And of course, we rely on Hardinge machines in our own factory to meet rigorous internal requirements for close tolerances and fine surface finishes on parts going into every Hardinge product.

Company-Wide Total Quality

ISO 9001 certified, Hardinge is no newcomer to the principles of total quality management and continuous improvement. Moreover, a century-strong commitment to customer satisfaction positioned us as a global leader—a benchmark—in machine tool quality. All employees make quality their number one priority each and every day. Hardinge plans to build on the successes of the past 112 years to forge an even brighter future.

Selected Financial Data

The following selected financial data are derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes, and other information included in the enclosed Form 10-K (dollar amounts in thousands except per-share data).

STATEMENT OF INCOME DATA	2001	2000	1999	1998	1997
Net sales	$209,522	$189,479	$178,533	$259,625	$246,579
Cost of sales	145,508	128,531	121,375	167,528	164,161
Cost of sales—nonrecurring[1]	27,237				
Gross profit	36,777	60,948	57,158	92,097	82,418
Selling, general and admin. expenses	53,209	47,037	46,261	56,957	49,325
Unusual expense[2]				950	1,960
Provision for doubtful accounts[1,3]	6,676	1,242	1,280	550	634
Impairment charge[1]	5,519				
(Loss) income from operations	(28,627)	12,669	9,617	33,640	30,499
Interest expense	3,656	1,736	1,743	2,324	2,378
Interest (income)	(509)	(582)	(565)	(597)	(705)
(Loss) income before income taxes and minority interest in consolidated subsidiary and investment of equity company	(31,774)	11,515	8,439	31,913	28,826
Income taxes (benefits)	(10,245)	3,631	3,054	11,630	10,886
Minority interest in (profit) loss of consolidated subsidiary	(642)	(263)	656		
Profit (loss) in investment of equity company	318	(89)			
Net (loss) income	$(21,853)	$ 7,532	$ 6,041	$ 20,283	$ 17,940
PER-SHARE DATA					
Weighted average number of common shares outstanding	8,695	8,755	9,287	9,432	9,357
Basic (loss) earnings per share[3,4]	$ (2.51)	$ .86	$ .65	$ 2.15	$ 1.92
Weighted average number of common shares outstanding	8,695	8,794	9,287	9,434	9,427
Diluted (loss) earnings per share[3,4]	$ (2.51)	$ .86	$ .65	$ 2.15	$ 1.90
Cash dividends declared per share	$ .53	$ .56	$ .56	$ .56	$ .53

1 2001 results include a realignment charge of $37,956 (after tax $26,455) which included a nonrecurring inventory write-off for underperforming product lines, bad debt write-off, and the impairment of goodwill and other underutilized assets. Excluding this charge, 2001 net income and earnings per share would have been $4,602 and $0.53, respectively.

2 1998 included a one-time charge of $950 (approximately $570 after tax). This charge resulted from costs incurred to relocate the manufacture and support of Hansvedt Inc. from Illinois to the Company's headquarters in Elmira, New York, and from a workforce reduction of approximately 200 full-time jobs, or 15% of the total employment. 1997 included a one-time charge of $1,960 ($1,200 after tax). This nonrecurring charge involves outside costs incurred in connection with a major acquisition that the Company carried into the final stages of the due diligence process but decided not to complete.

3 In 2001, the provision for doubtful accounts includes a one-time charge of $5,200.

4 All share and per-share data have been restated, where appropriate, to reflect the Company's three-for-two stock split in May 1998.



Directors | Officers

Directors

E. Martin Gibson
Chairman of the Board
Formerly, Chairman and CEO
Corning Lab Services, Inc.

J. Patrick Ervin
President and Chief Executive Officer

Daniel J. Burke
President and CEO
Swift Glass Co., Inc.

Richard J. Cole
President
CCS (Consulting Services)

James L. Flynn
Senior Vice President (Retired)
Corning Incorporated

Douglas A. Greenlee
Owner
Harpers Ferry Wood Products

J. Philip Hunter
Attorney
Sayles & Evans

Albert W. Moore
President (Retired) Association for
Manufacturing Technology (AMT)

Richard L. Simons
Executive Vice President,
CFO and Assistant Secretary

Officers

J. Patrick Ervin
President and Chief Executive Officer

Richard L. Simons
Executive Vice President,
CFO and Assistant Secretary

Douglas C. Tifft
Senior Vice President—Administration

Joseph T. Colvin
Vice President—Workholding

Clive M. Danby
Vice President—Engineering

Richard B. Hendrick
Vice President—Controller

Jürg Kellenberger
Vice President—Grinding
(President—L. Kellenberger & Co. AG)

Douglas G. Rich
Vice President—Manufacturing

Thomas T. Connelly
Treasurer

J. Philip Hunter
Secretary

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2001.

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from __________ to __________.

Commission File Number 0-15760

HARDINGE INC.
(Exact name of registrant as specified in its charter)

NEW YORK (State or other jurisdiction of incorporation or organization)	16-0470200 (I.R.S. Employer Identification No.)
One Hardinge Drive, Elmira, New York (Address of principal executive offices)	14902-1507 Zip Code

Registrant's telephone number, including area code: (607) 734-2281

Securities registered pursuant to Section 12(b) of the Act: None

Securities pursuant to section 12(g) of the Act:

Common Stock with a par value of $.01 per share
Preferred Stock purchase rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of February 1, 2002:

Common Stock, $.01 par value—$70,630,597.

The number of shares outstanding of the issuer's common stock as of February 1, 2002:

Common Stock, $.01 par value 8,789,063 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Hardinge Inc.'s Proxy Statement filed with the Commission on March 28, 2002 are incorporated by reference to Part III of this Form.

PART I

ITEM 1.—BUSINESS

General

Hardinge Inc.'s principal executive offices are located at One Hardinge Drive, Elmira, New York 14902-1507; telephone (607) 734-2281. The Company has seven wholly owned subsidiaries. Canadian Hardinge Machine Tools, Ltd. located near Toronto, Ontario was established by Hardinge Inc. in 1958. Hardinge Machine Tools, Ltd. was established in the United Kingdom in 1939 and became a wholly owned subsidiary in 1981 when it redeemed the shares previously held by others. Hardinge GmbH was established by the Company in Germany in 1987. In November 1995, the Company acquired 100% of the outstanding stock of L. Kellenberger & Co., AG of St. Gallen, Switzerland and its subsidiary, Kellenberger, Inc. (collectively referred to as "Kellenberger"). The Kellenberger, Inc. subsidiary was then liquidated in 1998. During 1996, Hardinge Shanghai Company, Ltd. was established in Shanghai, People's Republic of China. In December of 2000, Hardinge purchased 100% of the stock ownership of HTT Hauser Tripet Tschudin AG (HTT), based in Biel, Switzerland. In January 2001, Hardinge China Limited was opened in Shanghai, People's Republic of China. In 1999, Hardinge acquired a 51% interest in a newly formed company, Hardinge Taiwan Precision Machinery Limited, located in Nan Tou City, (Taiwan) Republic of China. The remaining 49% is owned by the management of Hardinge Taiwan Precision Machinery Limited. In May of 2000, Hardinge and EMAG Maschinenfabrik GmbH, of Germany established Hardinge EMAG GmbH in Leipzig, Germany. Each company owns 50% of the shares of Hardinge EMAG.

The Company's headquarters is located in Chemung County, New York, which is on the south-central border of upstate New York. The Company has manufacturing facilities located in Chemung County, New York, St. Gallen, Switzerland, Nan Tou City, Taiwan, Leipzig, Germany, and Biel, Switzerland. The Company assembles machinery at its Shanghai, PRC facility for deliveries to customers in Asia. Hardinge manufactures the majority of the products it sells, purchasing a few machine accessories from other manufacturers for resale.

References to Hardinge Inc., the "Company", or "Hardinge" are to Hardinge Inc. and its predecessors and subsidiaries, unless the context indicates otherwise. The Company changed its name in 1995 from Hardinge Brothers, Inc. to Hardinge Inc.

Products

Hardinge Inc. has been a manufacturer of industrial-use Super-Precision® and general precision turning machine tools since 1890. Turning machines, or lathes, are power-driven machines used to remove material from a rough-formed part by moving multiple cutting tools arranged on a turret assembly against the surface of a part rotating at very high speeds in a spindle mechanism. The multi-directional movement of the cutting tools allows the part to be shaped to the desired dimensions. On parts produced by Hardinge machines, those dimensions are often measured in millionths of inches. Hardinge considers itself to be a leader in the field of producing machines capable of consistently and cost-effectively producing parts to those dimensions.

In the late 1970's, Hardinge began to produce computer numerically controlled ("CNC") machines which use commands from an on-board computer to control the movement of cutting tools and rotation speeds of the part being produced. The computer control enables the operator to program operations such as part rotation, tooling selection and tooling movement for a specific part and then store that program in memory for future use. The machine is able to produce parts while left unattended when connected to automatic bar-feeding or robotics equipment designed to supply raw materials. Because of this ability, as well as superior speed of operation, a CNC machine is able to produce the same amount of work as several manually controlled machines, as well as reduce the number of operators required. Since the introduction of CNC turning machines, continual advances in computer control technology have allowed for easier programming and additional machine capabilities.

In 1994, the Company expanded its machine tool line to include CNC vertical turning machines and traditional vertical machining centers. Prior to that, all of the Company's turning machines were horizontal which means that the spindle holding the rotating part and the turret holding the cutting tools are arranged on a horizontal plane. On a traditional vertical turning machine, the spindle and turret are aligned on a vertical plane, with the spindle on the bottom. A vertical turning machine permits the customer to produce larger, heavier and more oddly shaped parts on a machine that uses less floor space when compared to a traditional horizontal turning machine.

In 2000, Hardinge formed a joint venture to market a new line of inverted spindle vertical turning lathes. These machines also have the spindle and turret aligned on a vertical plane, but the spindle is on top. This design allows for automatic "pick and place" of materials within the movements of the machine itself. Combined with a built in conveyor system, this allows unattended operation of the machine without the need for external robotic devices. These machines are suited for a wide range of smaller manufactured components and can support both small lot-size production requirements as well as high-volume manufacturing.

A vertical machining center cuts material differently than a turning machine. These machines are designed to remove material from stationary, prismatic (box-like) parts of various shapes with rotating tools that are capable of milling, drilling, tapping, reaming and routing. Machining centers have mechanisms that automatically change tools based on commands from a built-in computer control without the assistance of an operator. Machining centers are generally purchased by the same customers as turning machines. A customer will be able to obtain machining centers with the same quality and reliability as the Company's turning machines and will be able to obtain both of them from a single supplier. The Company now produces a line of eighteen machining centers addressing a range of sizes, speeds and powers.

The Company further extended its machine offerings into the grinding machine sector of the metal-cutting machine tool industry with the acquisition of Kellenberger. Grinding is a machining process where a surface is shaped to closer tolerances with a rotating abrasive wheel or tool. Grinding machines can be used to finish parts of various shapes and sizes.

The grinding machines of Kellenberger are used to grind the inside and outside diameters of round, cylindrical parts. Such grinding machines are typically used to provide for a more exact finish on a part which has been partially completed on a lathe. The grinding machines of Kellenberger, which are manufactured in both CNC and manually controlled models, are generally purchased by the same type of customers as other Hardinge equipment and further the ability of the Company to be a sole source supplier for its customers.

At the end of 2000, Hardinge complemented its precision grinding technology of Kellenberger AG by adding HTT Hauser Tripet Tschudin AG to its grinding machine product line. Hauser machines are jig grinders used to make demanding contour components, primarily for tool and moldmaking applications. Tripet and Tschudin product technology is focused on specialized grinding needs of high volume production customers.

The Company distributed electrical discharge machines (EDMs) from 1997 through 2001. However, as part of the September 2001 realignment, the Company has discontinued sales of these machines.

New product development is important to the Company's growth. Products are introduced each year to take advantage of new technologies available to the Company. These technologies generally allow the machine to run at higher speeds and with more power, thus increasing their efficiency. Customers routinely replace old machines with newer machines that can produce parts faster and with less time to set up the machine when converting from one type of part to another.

Also, due to a chronic shortage of skilled labor, customers are looking for machines and accessories that can produce parts without an operator attending to the machine. New products introduced in recent years have been aimed at this need.

Multiple options are available on the broad range of the Company's machines which allow customers to customize their machines for the specific purpose and cost objective they require. The Company produces machines for stock with popular option combinations for immediate delivery, as well as machines made to specific customer orders. In recent years, the Company has increasingly emphasized the engineering of complete systems for customers who desire one or more CNC machines to produce a specific part. In configuring complete systems, the Company provides, in addition to its machines, the necessary computer programming and tooling, as well as robotics and other parts handling equipment manufactured by it or others.

Generally, Hardinge machines can be used to produce parts from all of the standard ferrous and non-ferrous metals, as well as plastics, composites and exotic materials.

In addition, the Company offers the most extensive line available in the industry of workholding and toolholding devices, which may be used on both its turning machines and those produced by others. The Company considers itself to be a worldwide leader in the design and manufacture of workholding and toolholding devices. It also offers a complete line of bar feed systems for its horizontal turning machines, which automatically feed the workpiece into the turning machine.

The Company offers various warranties on its equipment and considers post-sales support to be a critical element of its business. Services provided include operation and maintenance training, in-field maintenance, and in-field repair. The Company, where practical, provides readily available replacement parts.

Markets and Distribution

Sales are principally in the United States and Western Europe. In addition, sales are made to customers in Canada, China, Mexico, Japan, Australia and other foreign countries.

The Company markets its machine tools through a combination of a direct sales force and through distributors and manufacturers' representatives. In the United States, Canada, and the United Kingdom, the company primarily uses a direct sales force, supplemented by distributors and manufacturers' representatives where appropriate. In the remainder of the world, sales are exclusively through distributors and agents. Generally, distributors have exclusive rights to sell the Company's products in a defined geographic area.

The Company's direct sales personnel earn a fixed salary plus commission based upon a percentage of net sales. Certain of the Company's distributors operate independent businesses, purchase machine tools and non-machine products from the Company and maintain inventories of these products and spare parts for their customers, while other distributors only sell machine tools on behalf of the Company. The Company's commission schedule is adjusted to reflect the level of aftermarket support offered by its distributors.

In North America, the Company provides long-term financing for the purchase of its equipment by qualified customers. The Company regards this program as an important part of its marketing efforts, particularly to independent machine shops. Customer financing is offered for a term of up to seven years, with the Company retaining a security interest in the equipment. In response to competitive pressures, the Company occasionally offers this financing at below market interest rates or with deferred payment terms. The present value of the difference between the actual interest charged on customer notes for periods during which finance charges are waived or reduced and the estimated rate at which the notes could be sold to financial institutions is accounted for as a reduction of the Company's net sales.

The Company's non-machine products mainly are sold in the United States through telephone orders to a toll-free "800" telephone number, which is linked to an on-line computer order entry system maintained by the Company at its Elmira headquarters. In most cases, the Company is able to package and ship in-stock tooling and repair parts within 24 hours of receiving orders. The Company can package and ship items with heavy demand within several hours. In other parts of the world, these products are sold through distributor arrangements associated with machine sales.

The Company promotes recognition of its products in the marketplace through advertising in trade publications and participation in industry trade shows. In addition, the Company markets its non-machine products through publication of general catalogues and other targeted catalogues, which it distributes to existing and prospective customers. The Company has a substantial presence on the internet at www.hardinge.com where customers can obtain information about the Company's products.

A substantial portion of the Company's sales are to small and medium-sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include aerospace, automotive, construction equipment, defense, energy, farm equipment, fiber optics, medical equipment, recreational equipment, telecommunications, and transportation.

The Company operates in a single business segment, industrial machine tools.

Competitive Conditions

The primary competitive factors in the marketplace for the Company's machine tools are reliability, price, delivery time, service and technological characteristics. There are many manufacturers of machine tools in the world. They can be categorized by the size of material their products can machine and the precision level they can achieve. In the size and precision level the Company addresses with its turning machines and machining centers, the primary competition comes from several Japanese manufacturers. Several German manufacturers also compete with the Company, primarily in Europe. The Kellenberger and HTT machines compete with Japanese, German and other Swiss manufacturers. Management considers its segment of the industry to be extremely competitive. The Company believes that it brings superior quality, reliability, value, availability, capability and support to its customers.

Sources and Availability of Raw Materials

The Company manufactures and assembles its lathes and related products at its Elmira, New York plant. The Kellenberger grinding machines and related products are manufactured at its St. Gallen, Switzerland plant and HTT products are produced at its Biel, Switzerland facility. Hardinge produces its machining centers at its majority-owned subsidiary in Taiwan. The inverted-spindle vertical lathes are manufactured by Hardinge EMAG (our 50 percent joint venture) in Leipzig, Germany. Products are manufactured by the Company from various raw materials, including cast iron, sheet metal, bar steel and bearings. Although the Company's operations are highly integrated, it purchases a number of components from outside suppliers, including the computer and electronic components for its CNC lathes and machining centers. There are multiple suppliers for virtually all of the Company's raw material and components and the Company has not experienced a supply interruption in recent years.

A major component of the Company's CNC machines is the computer and related electronics package. The Company purchases these components for its lathes and machining centers primarily from Fanuc Limited, a large Japanese electronics company, except on occasions where a significant customer order specifies a different control. In 2000, the Company announced the introduction of a Siemen's (a German control manufacturer) control on its line of machining centers. While the Company believes that design changes could be made to its machines to allow sourcing from several other existing suppliers, and occasionally does so for special orders, a disruption in the supply of the Fanuc components could cause the Company to experience a substantial disruption of its operations, depending on the circumstances at the time.

The Company utilizes several quality and process control programs, including Total Quality Management. The Company's U.S. quality management system is certified to the ISO 9001 Quality Standard of the International Standards Organization. The ISO 9001 Quality System is an internationally accepted quality standard for commercial operations, such as product design verification, reviewing the quality of suppliers, imperfection and testing requirements and maintaining quality records. The Company believes that these initiatives have helped it maintain and improve the quality and reliability of its products.

Research and Development

The Company's ongoing research and development program involves creating new products and modifying existing products to meet market demands and redesigning existing products to reduce the cost of manufacturing. The research and development department is staffed with experienced design engineers with technical through doctorate degrees.

The cost of research and development, all of which has been charged to operations, amounted to $9,798,000, $6,992,000, and $7,060,000, in 2001, 2000, and 1999, respectively. The Company has obtained significant new product knowledge through its Hardinge EMAG joint venture and its purchase of HTT.

Patents

Although the Company holds several patents with respect to certain of its products, it does not believe that its business is dependent to any material extent upon any single patent or group of patents.

Seasonal Trends and Working Capital Requirements

The Company's business, and that of the machine tool industry in general, is cyclical. It is not subject to significant seasonal trends. However, the Company's quarterly results are subject to fluctuation based on the timing of its shipments of machine tools, which are largely dependent upon customer delivery requirements. Traditionally, the Company has experienced reduced activity during the third quarter of the year, largely as a result of vacations scheduled at its U.S. and European customers' plants and the Company's policy of closing its New York facilities during the first two weeks of July. As a result, the Company's third-quarter net sales, income from operations and net income typically have been the lowest of any quarter during the year.

The ability to deliver products within a short period of time is an important competitive criterion. Also, the Company feels it is important, where practical, to provide ready availability of replacement parts for the machines it sells. These factors contribute to a requirement that the Company carry significant amounts of inventory.

For many years, the Company has periodically sold to various financial institutions a substantial portion of the customer notes receivable generated by its customer financing program. While the Company's customer financing program has an impact on its month-to-month borrowings, it has had little long-term impact on its working capital requirements because of the subsequent sales of these notes to financial institutions.

Backlog

The Company normally ships its machine products within two to three months after order. The Company's order backlog was $51,202,000 at December 31, 2001, compared to $64,801,000 at December 31, 2000.

Orders are generally subject to cancellation by the customer prior to shipment. The level of unfilled orders at any given date during the year may be materially affected by the timing of the Company's receipt of orders and the speed with which those orders are filled. Accordingly, the Company's backlog is not necessarily indicative of actual shipments or sales for any future period, and period-to-period comparisons may not be meaningful.

Governmental Regulations

The Company believes that its current operations and its current uses of property, plant and equipment conform in all material respects to applicable laws and regulations.

Environmental Matters

The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters.

Certain environmental laws can impose joint and several liability for releases or threatened releases of hazardous substances upon certain statutorily defined parties regardless of fault or the lawfulness of the original activity or disposal. Activities at properties owned by the Company and on adjacent areas have resulted in environmental impacts.

In particular, the Company's New York manufacturing facility is located within the Kentucky Avenue Well Field on the National Priorities List of hazardous waste sites designated for cleanup by the United States Environmental Protection Agency ("EPA") because of groundwater contamination. The Kentucky Avenue Well Field site encompasses an area of approximately three square miles which includes sections of the Town of Horseheads and the Village of Elmira Heights in Chemung County, New York. The Company, however, has never been named as a potentially responsible party at the site or received any requests for information from EPA concerning the site. Environmental sampling on the Company's property within this site under supervision of regulatory authorities has identified off-site sources for such groundwater contamination and has found no evidence that the Company's property is contributing to the contamination.

Environmental sampling at the Company's former New York manufacturing facility following the removal of an underground storage tank disclosed the presence of hydrocarbon contamination in surrounding soils. An environmental consultant retained by the Company prepared a site assessment and remedial action plan which were adopted and approved by the New York State Department of Environmental Conservation. Pursuant to the timetable set forth in the remedial action plan, the Company completed the construction phase of the cleanup in the first quarter of 1996. On August 31, 1998, the New York State Department of Conservation notified the Company that it could decommission the pump and treat system, skim product from one of the wells, and bioremediate in three locations. The Company is following this process at a nominal yearly cost.

Although the Company believes, based upon information currently available to management, that it will not have material liabilities for environmental remediation, there can be no assurance that future remedial requirements or changes in the enforcement of existing laws and regulation, which are subject to extensive regulatory discretion, will not result in material liabilities.

Employees

As of December 31, 2001 the Company employed 1,282 persons, 636 of whom were located in the United States. None of the Company's employees are covered by collective bargaining agreements. Management believes that relations with the Company's employees are good.

Foreign Operations and Export Sales

Information related to foreign and domestic operations and sales is included in Note 7 to consolidated financial statements contained in this Annual Report. The Company believes that its subsidiaries operate in countries in which the economic climate is relatively stable.

ITEM 2.—PROPERTIES

Pertinent information concerning the principal properties of the Company and its subsidiaries is as follows:

Location	Type of Facility	Acreage (Land) Square Footage (Building)
Owned Properties		
Horseheads, New York	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	80 acres 515,000 sq. ft.
Elmira, New York	Warehouse	12 acres 176,000 sq. ft.
St. Gallen, Switzerland	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	8 acres 155,000 sq. ft.
Biel, Switzerland	Manufacturing, Engineering, Turnkey Systems	4 acres 41,500 sq. ft.
Exeter, England	Sales, Marketing, Demonstration, Service, Turnkey Systems and Administration	2 acres 27,500 sq. ft.

Location	Type of Facility	Square Footage	Lease Expiration Date
Leased Properties			
Krefeld, Germany	Sales, Service and Demonstration	4,000 sq. ft.	3/31/07
Los Angeles, California	Sales	14,500 sq. ft.	10/31/02
Toronto, Canada	Sales, Service	5,800 sq. ft.	6/5/04
Cleveland, Ohio	Sales, Service and Demonstration	10,000 sq. ft.	6/30/03
Shanghai, PRC	Product Assembly, Sales, Service, Demonstration and Administration	14,500 sq. ft.	7/31/02
Nan Tou, Taiwan	Manufacturing, Engineering,Marketing Sales, Service, Demonstration and Administration	110,000 sq. ft.	12/31/19
Biel, Switzerland	Marketing Sales, Service, and Administration	17,400 sq. ft.	6/30/05

ITEM 3.—LEGAL PROCEEDINGS

The Company is from time to time involved in routine litigation incidental to its operations. None of the litigation in which the Company is currently involved, individually or in the aggregate, is anticipated to be material to its financial condition or results of operations.

ITEM 4.—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2001, no matters were submitted to a vote of security holders.

PART II

ITEM 5.—MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table reflects the highest and lowest values at which the stock traded in each quarter of the last two years. Hardinge Inc. common stock trades on The Nasdaq Stock Market under the symbol "HDNG." The table also includes dividends per share, by quarter.

	2001 Values			2000 Values		
	High	Low	Dividends	High	Low	Dividends
Quarter Ended						
March 31	$15.25	$11.88	$.14	$13.94	$9.06	$.14
June 30	17.50	12.55	.14	13.50	8.38	.14
September 30	15.65	11.16	.14	13.88	9.56	.14
December 31	12.09	8.85	.11	14.25	10.44	.14

At February 1, 2002, there were 2,890 holders of record of common stock.

ITEM 6.—SELECTED FINANCIAL DATA

The following selected financial data is derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes and other information included herein (dollar amounts in thousands except per share data).

	2001	2000	1999	1998	1997
STATEMENT OF INCOME DATA					
Net sales	$209,522	$189,479	$178,533	$259,625	$246,579
Cost of sales	145,508	128,531	121,375	167,528	164,161
Cost of sales—nonrecurring (1)	27,237				
Gross profit	36,777	60,948	57,158	92,097	82,418
Selling, general and administrative expenses	53,209	47,037	46,261	56,957	49,325
Unusual expense (2)				950	1,960
Provision—doubtful accounts (1,3)	6,676	1,242	1,280	550	634
Impairment charge (1)	5,519				
Operating (loss) income	(28,627)	12,669	9,617	33,640	30,499
Interest expense	3,656	1,736	1,743	2,324	2,378
Interest (income)	(509)	(582)	(565)	(597)	(705)
(Loss)income before income taxes and minority interest in consolidated subsidiary and in investment of equity company	(31,774)	11,515	8,439	31,913	28,826
Income taxes (benefits)	(10,245)	3,631	3,054	11,630	10,886
Minority interest in (profit) loss of consolidated subsidiary	(642)	(263)	656		
Profit (loss) in investment of equity company	318	(89)			
Net (loss) income (1)	$(21,853)	$ 7,532	$ 6,041	$ 20,283	$ 17,940
Per share data:					
Weighted average number of common shares outstanding	8,695	8,755	9,287	9,432	9,357
Basic (loss)earnings per share (1,4)	$ (2.51)	$ .86	$ .65	$ 2.15	$ 1.92
Weighted average number of common shares outstanding	8,695	8,794	9,287	9,434	9,427
Diluted(loss)earnings per share (1,4)	$ (2.51)	$ .86	$ .65	$ 2.15	$ 1.90
Cash dividends declared per share	$ .53	$ .56	$ .56	$ .56	$ .53
BALANCE SHEET DATA					
Working capital (5)	$ 61,837	$120,324	$117,723	$132,486	$119,785
Long-term portion of notes receivable	10,394	17,354	15,014	13,063	11,951
Total assets	254,491	283,116	241,457	256,681	245,284
Long-term debt	4,474	47,417	23,380	35,415	31,012
Shareholders' equity	141,215	169,463	171,714	179,795	163,184

(1) 2001 results include a realignment charge of $37,956 (after tax $26,455) which included a nonrecurring inventory write-off for underperforming product lines; bad debt write-off; and the impairment of goodwill and other underutilized assets.

(2) 1998 included a one-time charge of $950 (approximately $570 after tax) resulting from costs incurred to relocate the manufacture and support of Hansvedt Inc. from Illinois to Elmira, New York, and from a workforce reduction of approximately 200 full-time jobs. 1997 included a one-time charge of $1,960 ($1,200 after tax). This non-recurring charge involves outside costs incurred in connection with a major acquisition that the Company carried into the final stages of the due diligence process but decided not to complete.

(3) In 2001, the provision for doubtful accounts includes $5,200 related to the realignment discussed herein.

(4) All share and per share data have been restated, where appropriate, to reflect the Company's three-for-two stock split in May, 1998.

(5) Certain amounts in 2000, 1999, 1998, and 1997 have been reclassified to conform with current year presentation.

ITEM 7.—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2001 Compared to 2000

Net Sales. Net sales for the year 2001 were $209,522,000 compared to $189,479,000 in 2000, an increase of $20,043,000, or 10.6%. The Company's December 2000 acquisition of HTT Hauser Tripet Tschudin (HTT) added sales of $39,099,000 in 2001. Excluding that acquisition, net sales for 2001 would have been $170,423,000, a decrease of 10.1% from the previous year.

Sales in Europe and in other areas of the world excluding the U.S. increased dramatically during the year. European sales were $79,610,000 in 2001 compared to $43,289,000 during the prior year, for an increase of $36,321,000, or 83.9%. $29,532,000 of that increase was attributable to European sales of HTT. Sales in Europe by the Company's Kellenberger subsidiary also increased substantially during 2001, accounting for another $5,862,000 of the European sales improvement. Likewise, sales to other areas of the world increased by $18,222,000, or 84.0%, from $21,706,000 in 2000 to $39,928,000 in 2001. In this region, sales to customers in the Peoples' Republic of China, from both previously existing Hardinge Companies and from HTT, were primarily responsible for the increase.

On the other hand, sales to customers in the United States declined significantly, from $124,484,000 in 2000 to $89,984,000 in 2001, for a reduction of $34,500,000 or 27.7%. This decrease is the result of a reduction in North American manufacturing activity levels which has been occurring throughout the year. That reduction has resulted in an industry-wide decline in machine tool sales to North American manufacturers.

The geographic changes described above have resulted in a significant change in the global apportionment of Hardinge sales. In 2001, sales in the United States accounted for 43.0% of total sales, with Europe and the remainder of the world accounting for 38.0% and 19.0%, respectively. This compares to 65.7% in the U.S. for the year 2000, with the remaining 22.9% and 11.4% to Europe and the remainder of the world, respectively.

Machine sales represented 68.3% of revenues for the year 2001, compared to 63.5% during the previous year. Sales of non-machine products and services make up the balance.

The Company's backlog at December 31, 2001 was $51,202,000 compared to $64,801,000 at December 31, 2000.

Realignment Charge. Realignment charges of $26,455,000, net of tax benefits or $3.05 per basic and diluted share at date of charge ($37,956,000 excluding tax benefits), were recorded in the third quarter of 2001. The realignment reflects a management review of each of the Company's product lines in order to better focus its U.S. manufacturing operations, as well as the Company's worldwide engineering and financial resources, on those product lines which will provide the strongest long-term shareholder returns. In particular, domestic manufacturing and engineering resources will focus on cost-effective, high-end products, leveraging the Company's experience in developing technologically advanced, high performance machines. The realignment will also reduce debt as under-performing inventory is converted into cash through sales at discounted prices as well as tax benefits.

The realignment charge included: a nonrecurring inventory write-down of $27,237,000, or $18,081,000 net of tax benefits, for under-performing product lines which will be discontinued; a goodwill write-down of $3,542,000 for which no tax benefit is available; an additional reserve for uncollectable accounts and notes receivable of $5,200,000, or $3,380,000 net of tax benefits for expected write-offs of domestic and foreign trade and note receivables related to the poor economic climate; and $1,977,000, or $1,452,000 net of tax benefits, for write-down of underutilized assets, which have now been sold or offered for sale and other charges. The above amounts include cash charges of $977,000, excluding tax benefits.

Gross Profit. Excluding the realignment charge described above, gross margin for the year 2001 was 30.6% of net sales compared to 32.2% for the year 2000. Competitive discounting of turning machines and machining centers, especially in the depressed North American market, continued to reduce gross margins. Gross margins were also negatively impacted by lower recovery of fixed manufacturing overhead because of decreased U.S. machine production, reflecting both reduced North American orders and the workforce reductions of June, August and December 2001. Including the realignment charge described above, which added $27,237,000 to cost of sales, gross margin was 17.6% of net sales for the year 2001.

Selling, General, and Administrative Expenses. Selling, general and administrative ("SG&A") expenses for the year 2001 were $53,209,000, or 25.4% of net sales, compared to 24.8% during the previous year. The $6,172,000 increase was primarily due to the SG&A incurred at HTT.

Provision for Doubtful Accounts. Excluding the one-time realignment charge of an additional $5,200,000 described above, bad debt expense was $1,476,000 for the year 2001, compared to $1,242,000 during the previous year. Including the realignment charge, bad debt expense was $6,676,000 for the year 2001.

Impairment Charges. The realignment charges described above included $3,542,000 for the impairment of purchased goodwill. An additional $1,977,000 represented impairment of other assets, which have since been sold or offered for sale, and other, lesser charges.

Income from Operations. Excluding the realignment charges described above, income from operations was $9,329,000 for the year 2001, compared to $12,669,000 for the previous year. The reduction was the result of the reduced North American sales, and other factors, discussed above. Including the realignment charges, the loss from operations was $28,627,000 for the year 2001. This included $826,000 for amortization of purchased intangibles.

Interest Expense. Interest expense for the year 2001 was $3,656,000 compared to $1,736,000 for the previous year. The increase was primarily caused by borrowing $31,511,000 which was attributable to the acquisition of HTT. Partially offsetting the effect of this increased debt were decreases in interest rates on borrowings.

Interest Income. Interest income, primarily derived from internally financed customer sales during both years, remained relatively flat, at $509,000 for 2001 and $582,000 for 2000.

Income Taxes. The realignment charges described above included $11,501,000 of tax benefits, of which $4,586,000 is expected to be recovered in 2002 as a tax refund through the carryback of the net operating loss, and the remaining $6,915,000 will provide deferred tax benefits for use in 2002 and thereafter.

Excluding the realignment charges described above, the provision for income taxes for the year 2001 was $1,256,000, or 20.3% of income before taxes, compared to $3,631,000, or 31.5% for the previous year. The unusual 2001 tax rate was due to increased taxable profits earned in countries with comparatively lower tax rates partially offset by taxable losses incurred in jurisdictions with higher tax rates.

Including the realignment charges, the provision for income taxes was a benefit of $10,245,000 for the year 2001.

Minority Interest In (Profit) of Consolidated Subsidiary. The Company has a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity that is recorded as a consolidated subsidiary. In 2001 and 2000, respectively, $642,000 and $263,000 reductions in net income represent the minority stockholders' 49% share in the joint venture's net income.

Profit (Loss) In Investment of Equity Company. Hardinge EMAG GmbH generated $318,000 and ($89,000) for 2001 and 2000, respectively, for Hardinge's 50% interest in this joint venture.

Net Income. Excluding the realignment charges described above, net income for the year 2001 was $4,602,000, or $.53 per basic and diluted share, compared to $7,532,000, or $.86 per basic and diluted share for the year 2000. These reductions in earnings were the result of the reduced North American sales, and other factors, discussed above. Including the realignment charges described above, net (loss) for the year 2001 was ($21,853,000), or ($2.51) per basic and diluted share.

2000 Compared to 1999

Net Sales. Net sales for the year 2000 were $189,479,000 compared to $178,533,000 in 1999, an increase of $10,946,000, or 6.1%. Sales in the U.S. market increased 7.4% to $124,484,000, or 65.7% of the total. Sales in Europe declined 5.0% to $43,289,000, or 22.9% of total sales. Other international sales rose 27.4% to $21,706,000 or 11.4% of sales. Sales to customers in the automotive industry declined to $2,911,000 in 2000, compared to $6,499,000 in 1999, and accounted for only 1.5% of total 2000 sales compared to 3.6% of total 1999 sales.

Sales of machines represented 63.5% of 2000's total sales, with the balance of 36.5% represented by non-machine products and services. This compares to 1999's breakdown of 61.9% for machines and 38.1% for non-machine products and services.

The Company's backlog of orders was $64,801,000 at December 31, 2000, including orders totaling $17,813,000 at HTT Hauser Tripet Tschudin AG (HTT), which Hardinge acquired on December 22, 2000. Excluding HTT, the backlog was $46,988,000, compared to $38,950,000 at December 31, 1999, representing a 20.6% increase.

Gross Profit. Gross profit for 2000 was $60,948,000 compared to $57,158,000 during 1999. This $3,790,000 improvement includes both $3,503,000 due to the 6.1% increase in sales discussed above and $287,000 due to the gross margin percentage increase to 32.2% from 32.0% in 1999. Continued difficult worldwide market conditions caused significant price discounting in Hardinge's primary markets, often requiring continued selective discounting by the Company.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses totaled $47,037,000, or 24.8% of sales, during 2000, compared to $46,261,000, or 25.9% of sales in 1999. The Company continued with the cost control program begun in 1999 and accomplished this lower SG&A percentage despite the substantial promotional expenses incurred in 2000 for the bi-annual International Manufacturing Technology Show. Bad debt provision was $1,242,000 and $1,280,000 for 2000 and 1999 respectively.

Income From Operations. Income from operations was $12,669,000, or 6.7% of sales, during 2000, compared to $9,617,000, or 5.4% of sales for 1999. This improvement was due to the higher sales level and the cost reduction efforts, both described above.

Interest Expense. Interest expense totaled $1,736,000 in 2000 compared to $1,743,000 in the previous year. While interest rates were higher during most of 2000, the reduced average borrowing level, which benefited from the substantial operating cash flow more than offset the impact of the higher interest rates.

Interest Income. Interest income, primarily derived from internally financed customer sales during both years, remained relatively flat, at $582,000 for 2000 compared to $565,000 for 1999.

Income Taxes. Income taxes declined to 31.5% of pre-tax income, from 36.2% in 1999, primarily for three reasons: the new Hardinge Taiwan subsidiary's profitability allowed utilization of a tax loss carry-forward of $1,171,000 generated during its 1999 startup; the higher proportion of profits earned at foreign operations, which are generally taxed at lower rates; and the benefits from final resolution of multi-year tax audits in the U.S. and Canada.

Minority Interest In (Profit) Of Consolidated Subsidiary. The Company has a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity, which is recorded as a consolidated subsidiary. The $263,000 reduction in net income represents the minority stockholders' 49% share in that joint venture's 2000 net income.

(Loss) In Investment Of Equity Company. The new Hardinge EMAG GmbH joint venture generated ($89,000) loss for Hardinge's 50% interest during its startup and initial four months of operation.

Net Income. Net income increased to $7,532,000 for 2000, compared to $6,041,000 during 1999. The increased net income during 2000 was directly attributable to the higher sales level and other issues described above.

Earnings Per Share. Earnings per share improved to $.86 per diluted share in 2000, compared to $.65 per diluted share in 1999, because of the higher net income together with the Company's repurchase of stock which resulted in the decline in weighted shares outstanding to 8,794,000 shares in 2000 compared to 9,287,000 shares in 1999.

Liquidity and Capital Resources

The Company's current ratio at December 31, 2001 was 1.68:1 compared to 3.48:1 at December 31, 2000. In September 2001, the Company amended the financial covenant requirements of its revolver and its two term loan agreements and is in compliance with those covenants at December 31, 2001. As described in the footnotes to the financial statements and later in this discussion, the entire balances of $26,911,000 of loans outstanding under the revolver and $28,438,000 outstanding under its two term loan agreements have been classified as current liabilities at December 31, 2001. The Company has received commitment letters from its primary lenders providing for renewal of the revolving credit facility through August 2003 and amendments to its financial covenants in each of the revolving credit agreement and the two term loan agreements. The commitment letters are dated March 25, 2002 and it is anticipated that the amendments to the loan agreements will be executed on or before April 5, 2002. Upon closing of the terms as referenced in the letters, the revolver and the appropriate portions of the term loans will be reclassified as long-term liabilities.

Cash generated from operating activities in 2001 totaled $9,414,000 compared to $17,808,000 during the previous year, for a decrease of $8,394,000. The net loss of $21,853,000 in 2001, after removal of non-cash realignment charges totaling $37,919,000, resulted in cash generation of $16,066,000 compared to $7,532,000 in 2000, accounting for an increase in cash generation of $8,534,000 between the two years. Changes in notes receivable and other assets accounted for additional cash generation of $4,971,000 and $1,856,000, respectively. Offsetting this cash generation were uses of cash totaling $10,124,000 related to reduction in accounts payable and accrued expenses which occurred primarily as a result of the previously discussed reduction in North American business activity during 2001. Finally, net increases in deferred tax assets of $7,121,000 and the generation of an income tax receivable of $4,648,000 during 2001 caused a further reduction in cash generated from operations.

The Company provides long-term financing for the purchase of its equipment by qualified customers. The Company regards this program as an important part of its marketing efforts, particularly to independent machine shops. Customer financing is offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment. In the event of a customer default and foreclosure, which have been relatively uncommon, it is the practice of the Company to recondition and resell the equipment. It has been the Company's experience that such equipment resales have realized most of the remaining contract value.

In order to reduce debt and finance current operations, the Company periodically sells a substantial portion of its underlying customer notes receivable to various financial institutions. In 2001, the Company sold $14,120,000 of customer notes compared to $26,593,000 sold during 2000, reflecting the lower North

American sales volume previously discussed. The remaining outstanding balances of all notes sold as of December 31, 2001 was $53,715,000. Recourse against the Company from default of most of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes. Although the Company has no formal arrangements with financial institutions to purchase its customer notes receivable, it has not experienced difficulty in arranging such sales. While the Company's customer financing program has an impact on its month-to-month borrowings from time-to-time, it has had little long-term impact on its working capital because of the sales of the underlying customer notes receivable. Long-term customer notes receivable held by the Company totaled $10,394,000 and $17,354,000 at December 31, 2001 and December 31, 2000, respectively.

The Company conducts some of its manufacturing, sales and service operations from leased office space with lease terms up to 20 years and uses certain data processing equipment under lease agreements expiring at various dates during the next five years. Rent expense under these leases totaled $2,479,000, $2,219,000, and $1,755,000, during the years ended December 31, 2001, 2000, and 1999, respectively. Future minimum payments under noncancelable operating leases as of December 31, 2001 total $14,318,000, with payments over the next five years of $2,073,000, $1,645,000, $1,372,000, $877,000, and $682,000, respectively.

Total capital expenditures in 2001 were $6,293,000, which included construction of an additional manufacturing and administration facility at the Company's Kellenberger subsidiary in St. Gallen, Switzerland.

Financing activities during 2001 used cash of $2,606,000, primarily for the payment of dividends of $4,622,000 which was partially offset by a net increase in borrowing of $2,600,000.

During 2001, the Company had revolving loan agreements with several U.S. banks providing for unsecured borrowing up to $50,000,000 on a revolving basis through August 1, 2002. As of December 31, 2001, total borrowings under this credit line were $26,911,000. As discussed further in the footnotes to the financial statements, the Company has classified the entire amount of outstanding loans as a current liability at December 31, 2001. The Company has received a commitment letter from its lenders providing for renewal of the revolving credit facility for secured borrowings of up to $40,000,000 through August 2003. The commitment letter is dated March 25, 2002 and it is anticipated that the extension will be executed on or before April 5, 2002. Upon closing of the terms as referenced in the letters, the revolver will be reclassified as a long-term liability.

The Company's Kellenberger subsidiary maintains unsecured overdraft facilities with commercial banks which permit borrowing in Swiss francs equivalent to approximately $5,400,000. At December 31, 2001, outstanding loans under these facilities totaled $1,000.

The Company's HTT subsidiary maintains overdraft facilities with commercial banks which permit borrowing in Swiss francs equivalent to approximately $5,400,000. These facilities are secured by an interest in the Company's real property. At December 31, 2001, total borrowings under these agreements were $462,000.

During the first quarter of 1996, the Company entered into a long-term borrowing agreement for $17,750,000 with a syndication of banks. The proceeds were used to repay revolving loan borrowing which had originally been used to finance the acquisition of Kellenberger. Quarterly interest payments on this term loan began during 1996, and quarterly principal repayments commenced in 1998 and are due through February 28, 2003. The agreement contains financial and other covenants consistent with the revolving loan agreement. The remaining outstanding principal balance on this loan at December 31, 2001 was $4,438,000.

During the first quarter of 2001, the Company entered into a long-term borrowing agreement for $24,000,000 with a bank. The proceeds were used to repay revolving loan borrowing which had originally been used to finance the acquisition of HTT Hauser Tripet Tschudin. Quarterly interest payments on this term loan began during 2001. The agreement calls for 20 equal quarterly principal repayments to begin in June 2003. The agreement contains financial and other covenants consistent with the revolving loan agreement.

As discussed further in the footnotes to the financial statements, the Company has classified the entire balances of both these loans as current liabilities at December 31, 2001. The Company has received commitment letters from its lenders providing for amendments to its financial covenants in each of the two term loan agreements above. The commitment letters are dated March 25, 2002 and it is anticipated that the amendment agreements will be executed on or before April 5, 2002. Upon closing of the terms as referenced in the letters, the portions of these two term loans due on a date more than twelve months past the balance sheet date ($22,800,000 as of March 31, 2002) will be reclassified as long-term liabilities.

The Company's HTT subsidiary is also obligated to several commercial banks under terms of various mortgage agreements on its factory building. The loans are secured by the property and have unspecified maturities. At December 31, 2001, total balances outstanding under these loans were $4,745,000, with $271,000 expected to be repaid within the next 12 months.

Management believes that the currently available funds and credit facilities, along with anticipated additional facilities currently being negotiated with several banks, and internally generated funds, will provide sufficient financial resources for its ongoing operations.

Market Risk

The following information has been provided in accordance with the Securities and Exchange Commission's requirements for disclosure of exposures to market risk arising from certain market risk sensitive instruments.

The Company's earnings are affected by changes in short-term interest rates as a result of its floating interest rate debt. However, due to its purchase of interest rate swap agreements, the effects of interest rate changes are limited. If market interest rates on debt subject to floating interest rates were to have increased by 2% over the actual rates paid in that year, interest expense would have increased by $443,000 in 2001 and $274,000 in 2000, after considering the effect of the interest rate swap agreements. These amounts are determined by considering the impact of hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements. These analyses do not consider the effects of the reduced level of economic activity that could exist in such an environment. Furthermore, in the event of a change of significant magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the United States, Switzerland, Taiwan and Germany using production components purchased internationally, and sells the products in those markets as well as other worldwide markets. The U.S. parent purchases grinding machines manufactured in Switzerland by its Swiss subsidiaries. Likewise, it purchases vertical machining centers manufactured in Taiwan by its 51% owned Taiwanese subsidiary and it purchases vertical lathes from its 50% joint venture, Hardinge EMAG GmbH. The Company's subsidiaries in the U.K., Germany, Switzerland and Canada sell products in native currency to customers in those countries. The Company's Taiwanese subsidiary sells products to foreign purchasers in U.S. dollars. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar, Canadian dollar, U.K. pound, Swiss franc, Euro, New Taiwan Dollar, and Japanese yen. For example, when the U.K. pound or Swiss franc strengthens against other European currencies, the value of sales denominated in these other currencies decreases when translated to pounds or Swiss francs. When the U.S. dollar strengthens against the Japanese yen, the price of competitive Japanese imports to the United States decreases. To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency based purchases and sales, the Company regularly hedges by entering into foreign exchange forward contracts to hedge portions of its 3 to 6 months' planned purchase and sales transactions.

Discussion of Critical Accounting Policies

The preparation of the Company's financial statements requires the application of a number of accounting policies which are described in the notes to the financial statements. These policies require the use of assumptions or estimates, which, if interpreted differently under different conditions or circumstances, could result in material changes to the reported results. Following is a discussion of those accounting policies which the company feels are most susceptible to such interpretation.

Accounts and Notes Receivable. The Company assesses the collectibility of its trade accounts and notes receivable using a combination of methods. It reviews large individual accounts for evidence of circumstances which suggest a collection problem might exist. Such situations include, but are not limited to, the customer's past history of payments, its current financial condition as evidenced by credit ratings, financial statements or other sources, and previous recent collection activities. The Company's notes receivable are limited to machine sales to customers in North America, and a security interest is normally maintained in the equipment sold under terms of the notes. In cases where repossession may be likely, the Company estimates the probable resale potential of the assets to be repossessed, and provides a reserve for the remaining receivable balance after realization of such proceeds. Additionally, the Company provides a reserve for losses based on current payment trends in the economies where it holds concentrations of receivables and provides a reserve for what it believes to be the most likely risk of uncollectibility. In order to make these allowances, the Company must rely on assumptions regarding economic conditions, equipment resale values, and the likelihood that previous performance will be indicative of future results.

Inventories. The Company uses a number of assumptions and estimates in determining the value of its inventory. An allowance is provided for the value of inventory quantities of specific items which are deemed to be excessive based on past usage and anticipated future usage. While the Company feels this is the most appropriate methodology for determining excess quantities, the possibility exists that customers will change their buying habits in the future should their own requirements change. Changes in metal-cutting technology can render certain products obsolete or reduce their market value. The Company continually evaluates changes in technology and adjusts its products and inventories accordingly, either by write-off or by price reductions. However, the possibility exists that a future technology development, currently unanticipated, might affect the marketability of specific products produced by the Company. The Company includes in the cost of its inventories a component to cover the estimated cost of overhead activities associated with production of its products. A significant change in future business conditions, either positive or negative, could cause the need to adjust this absorption factor. The Company believes that being able to offer immediate delivery on many of its products is critical to its competitive success. Likewise, it believes that maintaining an inventory of service parts, with a particular emphasis on purchased parts, is especially important to support its policy of maintaining serviceability of its products. Consequently, it maintains significant inventories of repair parts on many of its machine models, including some which are no longer in production. The Company's ability to accurately determine which parts are needed to maintain this serviceability is critical to its success in managing this element of its business.

Intangible Assets. The Company has on several occasions acquired other machine tool companies. When doing so, it has used outside specialists to assist it in determining the value of assets acquired, and has used traditional models for establishing purchase price based on EBITDA multiples. Consequently, the value of goodwill on the Company's balance sheet has been affected by the use of numerous estimations of the value of assets purchased and of future business opportunity.

Net Deferred Tax Assets. The Company's balance sheet contains a significant net deferred tax asset. As of December 31, 2001, the Company has relied on expected future U.S. taxable income as a basis for recognizing the net deferred tax asset. The Company would need to generate future U.S. taxable income of approximately $35 million in subsequent periods in order to realize the benefits of the net deferred tax asset. Given the Company's trend of earnings during past cycles in the industry and expected upturns based on external market analysis, the Company believes that it will be able to generate taxable income sufficient to realize the value of this deferred net tax asset. As of March 7, 2002, President Bush signed into law the "Job Creation and Workers Assistance Act of 2002." Among other things, this law temporarily extends the general net operating loss carryback period to five years (from two years) for net operating losses arising in taxable years 2001 and 2002. As of December 31, 2001, the Company has sufficient taxable income in the five year carryback period to support the recognition of the net deferred tax asset.

Debt. The Company's debt to third parties is described in detail in the footnotes to the financial statements and in the previous liquidity section of this analysis. As previously discussed, the Company has classified the entire balances of the revolver and term loans as current liabilities at December 31, 2001. The Company has begun negotiations to replace its expiring revolver facility with a new similar arrangement. During 2002, the Company has received commitment letters from its primary lenders providing for renewal of the revolving credit facility for secured borrowings of up to $40,000,000 through August 2003 and amendments to its financial covenants in each of the revolving credit agreement and the two term loan agreements. The commitment letters are dated March 25, 2002 and it is anticipated that the extension and amendment agreements will be executed on or before April 5, 2002. Upon closing of the terms as referenced in the letters, the revolver and the appropriate portions of the term loans will be reclassified as long-term liabilities.

Accounting For Derivative Instruments And Hedging Activities

The Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting For Derivative Instruments And Hedging Activities,* on January 1, 2001. The statement requires the Company to recognize all its derivative instruments on the balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through income. If the derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133, resulted in a cumulative effect of an accounting change of a credit of $25,000 to other comprehensive income in the first quarter of 2001.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provision of this statement is expected to result in an increase to net income in 2002 of $718,000. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of

January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, if any.

In August 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, the criteria for classifying an asset as held-for-sale are significantly changed from prior treatment. Assets which are to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized.

The Company will apply this new rule beginning in the first quarter of 2002. The Company has determined that implementation of this new rule will not impact the financial position of the Company as of January 1, 2002.

This report contains statements of a forward-looking nature relating to the financial performance of Hardinge Inc. Such statements are based upon information known to management at this time. The company cautions that such statements necessarily involve uncertainties and risk and deal with matters beyond the company's ability to control, and in many cases the company cannot predict what factors would cause actual results to differ materially from those indicated. Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the company's entry into new product and geographic markets, the company's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations. Any forward-looking statement should be considered in light of these factors. The company undertakes no obligation to revise its forward-looking statements if unanticipated events alter their accuracy.

ITEM 7A.—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this item is incorporated herein by reference to the section entitled "Market Risk" in Item 7, Management's Discussion and Analysis of Results of Operations and Financial Condition, of this Form 10K.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HARDINGE INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

December 31, 2001

Audited Consolidated Financial Statements

Schedule II—Valuation and Qualifying Accounts is included in Item 14(a) of this report.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Board of Directors
Hardinge Inc.

We have audited the accompanying consolidated balance sheets of Hardinge Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hardinge Inc. and Subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young LLP

ERNST & YOUNG LLP

Buffalo, New York
January 28, 2002,
except for Note 4,
as to which the date
is March 25, 2002

HARDINGE INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In Thousands)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 4,608	$ 2,740
Accounts receivable	38,562	45,276
Notes receivable	6,961	7,185
Inventories	84,084	102,780
Deferred income taxes	9,558	5,065
Income tax receivables	4,648	
Prepaid expenses	4,381	5,825
Total current assets	152,802	168,871
Property, plant and equipment:		
Land and buildings	45,804	46,407
Machinery, equipment and fixtures	98,371	98,243
Office furniture, equipment and vehicles	5,539	8,781
	149,714	153,431
Less accumulated depreciation	79,490	77,561
	70,224	75,870
Other assets:		
Notes receivable	10,394	17,354
Deferred income taxes	3,659	66
Goodwill	13,660	18,238
Other	3,752	2,717
	31,465	38,375
Total assets	$254,491	$283,116
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 12,757	$ 17,477
Notes payable to bank	464	7,037
Accrued expenses	17,612	15,390
Accrued income taxes	1,889	2,386
Deferred income taxes	2,623	2,152
Current portion of long-term debt	55,620	4,105
Total current liabilities	90,965	48,547
Other liabilities:		
Long-term debt	4,474	47,417
Accrued pension plan expense	6,113	6,092
Deferred income taxes	1,810	2,342
Accrued postretirement benefits	5,795	5,747
Other liabilities	2,251	2,282
	20,443	63,880
Equity of minority interest	1,868	1,226
Shareholders' equity:		
Preferred stock, Series A, par value $.01 per share; Authorized 2,000,000; issued — none		
Common stock, $.01 par value:		
Authorized shares — 20,000,000;		
Issued shares — 9,919,992 at December 31, 2001 and 2000	99	99
Additional paid-in capital	61,328	61,542
Retained earnings	104,480	130,955
Treasury shares	(14,934)	(14,243)
Accumulated other comprehensive loss	(7,799)	(6,239)
Deferred employee benefits	(1,959)	(2,651)
Total shareholders' equity	141,215	169,463
Total liabilities and shareholders' equity	$254,491	$283,116

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In Thousands Except Per Share Data)

	Year Ended December 31, 2001	2000	1999
Net sales	$209,522	$189,479	$178,533
Cost of sales	145,508	128,531	121,375
Cost of sales—nonrecurring	27,237		
Gross profit	36,777	60,948	57,158
Selling, general and administrative expenses	53,209	47,037	46,261
Provision for doubtful accounts	6,676	1,242	1,280
Impairment charge	5,519		
(Loss) income from operations	(28,627)	12,669	9,617
Interest expense	3,656	1,736	1,743
Interest (income)	(509)	(582)	(565)
(Loss) income before income taxes and minority interest in consolidated subsidiary and investment of equity company	(31,774)	11,515	8,439
Income taxes (benefits)	(10,245)	3,631	3,054
Minority interest in (profit) loss of consolidated subsidiary	(642)	(263)	656
Profit (loss) in investment of equity company	318	(89)	
Net (loss) income	$(21,853)	$ 7,532	$ 6,041
Per share data:			
Basic earnings per share:			
Weighted average number of common shares outstanding	8,695	8,755	9,287
(Loss) earnings per share	$ (2.51)	$ .86	$ .65
Diluted earnings per share:			
Weighted average number of common shares outstanding	8,695	8,794	9,287
(Loss) earnings per share	$ (2.51)	$ .86	$ .65
Cash dividends declared per share	$ .53	$ .56	$ .56

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comp. Income	Deferred Employee Benefits	Total Shareholders' Equity
Balance at December 31, 1998	$ 98	$60,351	$127,526	$ (853)	$(2,485)	$(4,842)	$179,795
Comprehensive Income							
Net income			6,041				6,041
Other comprehensive (loss) income							
Foreign currency translation adjustment					(3,230)		(3,230)
Unrealized gain on net investment hedge					1,572		1,572
Comprehensive income							4,383
Dividends declared			(5,242)				(5,242)
Issuance of 76,000 shares for long-term incentive plan	1	1,367				(1,368)	
Shares issued and forfeited pursuant to long-term incentive plan		(260)		250		230	220
Amortization (long-term incentive plan)						1,852	1,852
Tax benefit from long-term incentive plan		390					390
Net purchase of treasury stock		(88)		(9,596)			(9,684)
Balance at December 31, 1999	99	61,760	128,325	(10,199)	(4,143)	(4,128)	171,714
Comprehensive Income							
Net income			7,532				7,532
Other comprehensive (loss)							
Foreign currency translation adjustment					(963)		(963)
Unrealized (loss) on net investment hedge, net of tax					(1,133)		(1,133)
Comprehensive income							5,436
Dividends declared			(4,902)				(4,902)
Shares issued and forfeited pursuant to long-term incentive plan		(177)		404		(118)	109
Amortization (long-term incentive plan)						1,595	1,595
Tax effect from long-term incentive plan		(41)					(41)
Net purchase of treasury stock				(4,448)			(4,448)
Balance at December 31, 2000	99	61,542	130,955	(14,243)	(6,239)	(2,651)	169,463
Comprehensive Income							
Net (loss)			(21,853)				(21,853)
Other comprehensive income (loss)							
Foreign currency translation adjustment					(1,326)		(1,326)
Cumulative effect of accounting change, net of tax					25		25
Unrealized (loss) on cash flow hedge, net of tax					(980)		(980)
Unrealized gain on net investment hedge, net of tax					721		721
Comprehensive (loss)							(23,413)
Dividends declared			(4,622)				(4,622)
Shares issued and forfeited pursuant to long-term incentive plan		(246)		531		(285)	
Amortization (long-term incentive plan)						977	977
Tax benefit from long-term incentive plan		36					36
Net purchase of treasury stock		(4)		(1,222)			(1,226)
Balance at December 31, 2001	$ 99	$61,328	$104,480	$(14,934)	$(7,799)	$(1,959)	$141,215

See accompanying notes.

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities			
Net (loss) income	$(21,853)	$ 7,532	$ 6,041
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Noncash portion of realignment charge	33,077		
Impairment charge	4,842		
Depreciation and amortization	10,722	9,827	10,458
Provision for deferred income taxes	(7,663)	(542)	(1,195)
Loss on sale of assets	797		
Foreign currency transaction loss	606	134	517
Changes in operating assets and liabilities:			
Accounts receivable	4,621	6,115	7,371
Notes receivable	3,123	(1,848)	(2,081)
Income tax receivable	(4,648)		
Inventories	(9,301)	(6,850)	4,103
Other assets	260	(1,596)	(151)
Accounts payable	(4,718)	2,348	3,605
Accrued expenses	(499)	2,559	5,152
Accrued postretirement benefits	48	129	230
Net cash provided by operating activities	9,414	17,808	34,050
Investing activities			
Capital expenditures — net	(6,293)	(3,171)	(5,445)
Proceeds from sale of asset	1,833		
Acquisition of HTT, net of cash acquired		(21,479)	
Investment in Hardinge EMAG	(318)	(1,338)	
Net cash (used in) investing activities	(4,778)	(25,988)	(5,445)
Financing activities			
(Decrease) increase in short-term notes payable to bank	(6,704)	1,383	(4,229)
Increase (decrease) in long-term debt	9,304	17,385	(11,866)
Purchase of treasury stock	(1,226)	(4,338)	(9,143)
Dividends paid	(4,622)	(4,902)	(5,242)
Funds provided by minority interest	642	263	963
Net cash (used in) provided by financing activities	(2,606)	9,791	(29,517)
Effect of exchange rate changes on cash	(162)	(27)	(124)
Net increase (decrease) in cash	1,868	1,584	(1,036)
Cash at beginning of year	2,740	1,156	2,192
Cash at end of year	$ 4,608	$ 2,740	$ 1,156

See accompanying notes.

1. Significant Accounting Policies

Nature of Business

Hardinge Inc. is a machine tool manufacturer, which designs, manufactures and distributes metal cutting lathes, grinding machines, machining centers, and tooling and accessories related to metal cutting machines. Sales are principally in the United States and Western Europe. Sales are also made to customers in Canada, China, Mexico, Japan, Australia, and other foreign countries. A substantial portion of the Company's sales are to small and medium—sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include: aerospace, automotive, construction equipment, defense, energy, farm equipment, fiber optics, medical equipment, recreational equipment, telecommunications, and transportation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The consolidated accounts do not include an unconsolidated subsidiary which is a joint venture in which the Company owns 50% of the stock but does not have control of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. They are summarized as follows:

	December 31,	
	2001	2000
	(in thousands)	
Finished products	$32,494	$ 36,766
Work-in-process	27,431	32,727
Raw materials and purchased components	24,159	33,287
	$84,084	$102,780

Property, Plant and Equipment

Property additions, including major renewals and betterments, are recorded at cost and are depreciated over their estimated useful lives. Upon retirement or disposal of an asset, the asset and related allowance for depreciation are eliminated and any resultant gain or loss is credited or charged to income. Depreciation is provided on the straight-line and sum of the years digits methods. Total depreciation expense on property, plant and equipment was $8,451,000, $7,691,000, and $8,003,000 for 2001, 2000 and 1999, respectively.

1. Significant Accounting Policies (Continued)

Goodwill

Intangibles resulting from business acquisitions comprised of costs in excess of net business assets acquired and brands and trademarks have been amortized on a straight-line basis over periods ranging from 20 to 30 years. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. Amortization expense was $826,000, $144,000, and $144,000 for 2001, 2000 and 1999, respectively. Accumulated amortization was $718,000 and $492,000 at December 31, 2001 and 2000, respectively. During the third quarter of 2001, the Company's realignment charge included a write-off of $3,542,000 for the Hansvedt goodwill.

Income Taxes

The Company accounts for income taxes using the liability method according to Financial Accounting Standards Board Statement No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Translation

In accordance with Financial Accounting Standards Board Statement No. 52, all balance sheet accounts of foreign subsidiaries are translated at current exchange rates and income statement items are translated at an average exchange rate for the year. The gain or loss resulting from translating subsidiary financial statements is recorded as a separate component of shareholders' equity as other comprehensive income. Transaction gains and losses are recorded in operations.

Derivative Financial Instruments

The Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* on January 1, 2001. The statement requires the Company to recognize all its derivative instruments on the balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through income. If the derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Company accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133, resulted in a cumulative effect of an accounting change of a credit of $25,000 to other comprehensive income.

Prior to January 1, 2001 gains and losses on foreign exchange contracts designated as hedges of specific transactions were accrued as exchange rates change and were recognized in income. Gains and losses on contracts designated as hedges of net investments in foreign subsidiaries were accrued as exchange rates change and were recognized in the comprehensive income section of the Shareholders' Equity as a foreign currency translation adjustment. Gains and losses on contracts designated as hedges of

1. Significant Accounting Policies (Continued)

identifiable foreign currency firm commitments were deferred and included in the measurement of the related foreign currency transaction.

Research and Development Costs

The cost of research and development, all of which has been charged to operations, amounted to $9,798,000, $6,992,000, and $7,060,000 in 2001, 2000, and 1999, respectively.

Earnings Per Share

Earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. For diluted earnings per share, the weighted average number of shares includes common stock equivalents related primarily to restricted stock. Restricted shares awarded under the Company's long-term incentive stock plans are treated as issued shares at time of award and are treated for diluted earnings per share as outstanding in accordance with the treasury stock method over the period of their vesting.

Stock-Based Compensation

The Company grants restricted shares of common stock and stock options to certain officers and other key employees. The Company accounts for restricted share grants and stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.*

Revenue Recognition

The Company recognizes revenue from product sales upon shipment of the product.

Contingencies

The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

Reclassifications

Certain amounts from the prior year financial statements have been reclassified to conform with current year presentation.

2. Realignment Charge

2001's third quarter included a one-time charge of $37,956,000 ($26,455,000 after tax or $3.05 per basic and diluted share at date of charge). This charge is in response to the current recession impacting the machine tool industry and market changes requiring the Company to realign its U.S. based manufacturing operations in Elmira, New York. This realignment charge is designed to improve the Company's

2. Realignment Charge (Continued)

profitability, strengthen its financial position and enhance its competitive advantages. The realignment charge included:

	Pre-Tax	Tax Benefit	Net of Taxes
		(in thousands)	
Realignment charge:			
Inventory write-off related to under-performing product lines which have been discontinued.	$27,237	$ 9,156	$18,081
Goodwill write-off.	3,542		3,542
Reserve for uncollectable accounts and notes receivable.	5,200	1,820	3,380
A write-down of underutilized assets that have been offered for sale, and other charges.	1,977	525	1,452
	$37,956	$11,501	$26,455

The balance of the realignment charge at December 31, 2001 is as follows:

	December 31, 2000	Additions	Usages	Reclass.	December 31, 2001
Inventory write-off.	$0	$27,237	$15,846	$0	$11,391
Goodwill write-off.	0	3,542	3,542	0	0
Reserve for uncollectable accounts and notes receivable.	0	5,200	306	0	4,894
Write-down of under utilized assets and other charges.	0	1,977	1,156	0	821
Pre-tax realignment charge	0	37,956	20,850	0	17,106
Tax benefit	0	(11,501)	(5,169)	0	(6,332)
Realignment net of taxes	$0	$26,455	$15,681	$0	$10,774

The above balance of $17,106 at December 31, 2001 primarily represents inventories that have been identified but not yet physically discarded through sale or other disposition, accounts receivable that have not been written off and other assets that have not been sold or abandoned.

3. Acquisition and Joint Venture

On December 22, 2000, the Company acquired 100% of the outstanding stock of HTT Hauser Tripet Tschudin AG (HTT), a Biel, Switzerland based manufacturer of grinding machines. The Company paid $31,659,000, including assumed debt and acquisition expenses. The acquisition was funded using the Company's revolving loan agreement. The acquisition was accounted for as a purchase effective December 31, 2000. During the first quarter of 2001, the Company refinanced the acquisition with a long term borrowing agreement for $24,000,000.

The purchase price was allocated based on the fair value of assets and liabilities as of the date of acquisition, resulting in goodwill of $14,098,000. On the basis of an unaudited pro-forma consolidation of the results of operations, as if the acquisition had taken place on January 1, 1999, consolidated net sales for

3. Acquisition and Joint Venture (Continued)

the combined companies would have been $225,700,000 and $213,189,000 for the years ended December 31, 2000 and 1999, respectively. Consolidated net income would have been $7,373,000 and $5,764,000 and earnings per share would have been $0.84 and $0.62 for the years of 2000 and 1999, respectively. These pro-forma results reflect additional depreciation on the step-up in basis of certain fixed assets acquired, interest expense that would have been incurred to finance the purchase, and amortization of the goodwill recorded for the purchase. The pro-forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of 1999 or of future results of operations of the consolidated entities.

On May 9, 2000, the Company entered into an agreement with EMAG Maschinenfabrik GmbH of Leipzig, Germany to jointly manufacture inverted spindle vertical lathes in Germany. The joint venture, Hardinge EMAG GmbH, was capitalized with a Company contribution of $1,500,000 of cash for a 50% interest. The joint venture is recorded as an unconsolidated subsidiary herein; the joint venture is accounted for using the equity method of accounting for investments.

4. Financing Arrangements

Long-term debt consists of:

	December 31,	
	2001	2000
	(in thousands)	
Note payable, under revolving loan agreement expiring August 1, 2002, with interest averaging 3.59% at December 31, 2001 (5.20% in 2000)	$26,911	$38,535
Note payable, under term loan agreement, due in quarterly installments of $887,500 through February 28, 2003, with an effective interest rate of 4.49% at December 31, 2001	4,438	7,988
Note payable, under term loan agreement, due in 20 equal quarterly installments of $1,200,000 beginning March 20, 2003 with an effective interest rate of 4.33% at December 31, 2001	24,000	0
Mortgages payable under terms of various loan agreements with interest averaging 5.05% at December 31, 2001	4,745	4,999
	60,094	51,522
Less current portion	55,620	4,105
	$ 4,474	$47,417

In August 1997, the Company entered into an unsecured credit arrangement with three banks which provides for borrowing in several currencies up to the equivalent of $50,000,000 on a revolving loan basis through August 1, 2002. Interest charged on the debt is based on London Interbank Offered Rates (LIBOR) plus a fixed percentage. A commitment fee of ¼ of 1% is payable on the unused portion of the facility. At December 31, 2001, total borrowings under the facility were $26,911,000 at an average interest rate of 3.59%.

4. Financing Arrangements (Continued)

Approximately $1,453,000 of the borrowing was denominated in British pounds sterling and $4,458,000 in Swiss francs. At December 31, 2000, total borrowings under the facility were $38,535,000. Approximately $1,495,000 of the borrowing was denominated in British pounds sterling and $26,540,000 in Swiss francs, which included $24,071,000 for temporary financing of the acquisition of HTT Hauser Tripet Tschudin AG in December 2000.

The Company has begun negotiations to replace this expiring facility with a new similar multi-year arrangement. During 2002, the Company has received commitment letters from its primary lenders providing for renewal of the revolving credit facility for secured borrowings of up to $40,000,000 through August 2003 and amendments to its financial covenants in each of the revolving credit agreement and the two term loan agreements. The commitment letters are dated March 25, 2002 and it is anticipated that the extension and amendment agreements will be executed on or before April 5, 2002.

In May 1998, the Company entered into an interest swap arrangement with a financial institution which effectively fixed the interest rate on $15,000,000 of the Company's revolving debt at 6.01% through June 2003. On July 15, 1999, the amount of the swap was reduced to $10,000,000.

In February 1996, the Company entered into an unsecured term loan arrangement with a syndication of banks for the purpose of financing its November 1995 acquisition of L. Kellenberger & Co. AG. The loan provides for repayment of the outstanding principal in twenty equal installments beginning May 1998. Interest is charged on the debt based on LIBOR plus a fixed percentage. At December 31, 2001 and 2000, the balance owed on this loan was $4,438,000 and $7,988,000, respectively. In February 1996, the Company entered into a cross-currency interest rate swap agreement which effectively converted the $17,750,000 term loan to a borrowing of 21,000,000 Swiss francs with an effective interest rate of 4.49%. In December 2000, that swap arrangement was bifurcated into two separate swap agreements, a cross currency swap, and an interest rate swap. The cross currency swap, which effectively converts the remaining term loan principal to Swiss francs, has been designated as a hedge against the Company's net investment in Kellenberger. The interest rate swap effectively converts the floating interest rate to a fixed rate.

In March 2001, the Company entered into an unsecured term loan arrangement with a bank for the purpose of financing its December 2000 acquisition of HTT Hauser Tripet Tschudin AG. The loan provides for repayment of the principal in twenty equal quarterly installments beginning March 20, 2003. Interest is charged on the debt based on LIBOR plus a fixed percentage. At December 31, 2001 the balance owed on this loan was $24,000,000. Also in March 2001, the Company entered into a cross-currency swap and an interest rate swap in association with this loan. These swaps effectively convert the loan to a borrowing of 39,540,000 Swiss francs with an effective interest rate of 4.33%. The cross-currency swap has been designated as a hedge against the Company's net investment in HTT. The interest rate swap effectively converts the floating interest rate to a fixed rate.

The Company also has a $8,000,000 unsecured short-term line of credit with a bank with interest based on a fixed percent over the one-month LIBOR. There were no outstanding loans on this line at December 31, 2001. As of December 31, 2000, outstanding loans under this agreement totaled $2,000,000 with interest payable at 7.06%. The agreement is negotiated annually and requires no commitment fee.

The Company's Kellenberger subsidiary maintains unsecured overdraft facilities with commercial banks that permit borrowings in Swiss francs equivalent to approximately $5,400,000. These lines provide

4. Financing Arrangements (Continued)

for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2001, total borrowings under these lines were $1,000 with an average interest rate of 8.05%. There were no loans outstanding under these lines at December 31, 2000.

The Company's HTT Hauser Tripet Tschudin subsidiary maintains overdraft facilities with commercial banks that permit borrowings in Swiss francs equivalent to approximately $5,400,000. The facilities are secured by an interest in HTT's real property. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2001, total borrowings under these lines were $462,000 with an average interest rate of 6.75%. At December 31, 2000, total borrowings under these lines were $5,033,000 with an average interest rate of 7.18%. HTT is also obligated under terms of various mortgage agreements with commercial banks on its factory building. These loans are secured by the property and have unspecified maturities. At December 31, 2001 and 2000, total balances outstanding on these loans were $4,745,000 and $4,999,000, respectively, at average interest rates of 5.05% and 6.85%, respectively.

Certain of these debt agreements require, among other things, that the Company maintain specified levels of tangible net worth, working capital, and specified ratios of debt to earnings, earnings to interest cost, and earnings to fixed charges. During 2001, the Company and its creditors amended certain of these requirements in order to include Hauser Tripet Tschudin, and to permit the realignment charge during the third quarter of 2001.

While the Company is in compliance with its amended debt covenants at December 31, 2001, it anticipates that it may violate one or more of these amended covenants during the next twelve months. As a result, all debt on the Company's 1996 and 2001 term loans and its revolver has been classified as currently payable at December 31, 2001. The Company has received commitment letters from its primary lenders providing for renewal of the revolving credit facility through August 2003 and amendments to its financial covenants in each of the revolving credit agreement and the two term loan agreements. The commitment letters are dated March 25, 2002 and it is anticipated that the extension and amendment agreements will be executed on or before April 5, 2002.

Interest paid in 2001, 2000, and 1999 totaled $3,590,000, 1,684,000, and $1,765,000, respectively.

The Company conducts some of its manufacturing, sales and service operations from leased office space with lease terms up to 20 years and uses certain data processing equipment under lease agreements expiring at various dates during the next five years. Rent expense under these leases totaled $2,479,000, $2,219,000, and $1,755,000, during the years ended December 31, 2001, 2000, and 1999, respectively. Future minimum payments under noncancelable operating leases as of December 31, 2001 total $14,318,000, with payments over the next five years of $2,073,000, $1,645,000, $1,372,000, $877,000, and $682,000, respectively.

The Company has provided financing terms of up to seven years for qualified customers who purchase equipment. The Company has chosen, when appropriate, to sell underlying notes receivable contracts to financial institutions to reduce debt and finance current operations. During 2001, 2000, and 1999, the Company sold notes totaling $14,120,000, $26,593,000, and $16,852,000, respectively. The remaining outstanding balance of all notes sold as of December 31, 2001 and 2000 was $53,715,000 and $65,282,000, respectively. Gains and losses from the sales of notes receivable have not been material. Recourse against

4. Financing Arrangements (Continued)

the Company from default of most of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes.

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which is effective for fiscal years ending after December 15, 2000. The Company has reviewed the provisions of the statement, and has determined that their existing notes receivable contract sales are not impacted by the statement.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In the third quarter of 2001, the Company established a U.S. deferred tax asset related to a realignment charge. As of December 31, 2001, the Company has recorded a U.S. net deferred tax asset of approximately $13.2 million. The Company has relied on expected future U.S. taxable income as a basis for recognizing the net deferred tax asset. The Company will need to generate future U.S. taxable income of approximately $35 million in subsequent periods in order to realize the benefits of the net deferred tax asset. Given the Company's trend of earnings during past cycles in the industry and expected upturns based on external market analysis, it believes that it will be able to generate taxable income sufficient to realize the value of this deferred net tax asset. At December 31, 2001 and 2000, the Company had state investment tax credits expiring at various dates through the year 2011. The net change in the valuation allowance was caused by the expiration of foreign tax credits and an additional valuation for state investment tax credits for which no benefit was recognized in the financial statements.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Deferred tax assets:		
Federal and state tax credit carryforwards	$4,570	$5,053
Postretirement benefits	2,213	2,194
Deferred employee benefits	2,022	2,437
Accrued pension	2,496	2,421
Inventory valuation	6,824	1,633
Other	5,583	2,414
	23,708	16,152
Less valuation allowance	4,570	5,053
Total deferred tax assets	19,138	11,099
Deferred tax liabilities:		
Tax over book depreciation	6,406	6,908
Margin on installment sales	254	270
Other	3,694	3,284
Total deferred tax liabilities	10,354	10,462
Net deferred tax assets	$8,784	$ 637

5. Income Taxes (Continued)

Pre-tax(loss) income was $(41,977,000), $6,111,000, and $6,968,000 from domestic operations and $10,203,000, $5,404,000, and $1,471,000 from foreign operations for 2001, 2000, and 1999, respectively.

Significant components of income tax expense (benefit) attributable to continuing operations are as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Current:			
Federal	$ (4,954)	$2,912	$3,072
Foreign	2,183	1,379	447
State	88	565	637
Total current	(2,683)	4,856	4,156
Deferred:			
Federal	(6,890)	(1,028)	(1,236)
Foreign	925	(59)	255
State	(1,597)	(138)	(121)
Total deferred	(7,562)	(1,225)	(1,102)
	$(10,245)	$3,631	$3,054

Income tax payments totaled $2,399,000, $5,728,000, and $651,000 in 2001, 2000 and 1999, respectively.

The following is a reconciliation of income tax expense (benefit) computed at the United States statutory rate to amounts shown in the consolidated statements of income.

	2001	2000	1999
Federal income taxes (benefit)	(35.0)%	35.0%	35.0%
State income taxes (benefit)	(3.1)	2.4	3.9
Other	2.9	(5.9)	(2.7)
Write-off of nondeductible goodwill impaired	3.0		
	(32.2)%	31.5%	36.2%

The income tax rate decreased in 2000 primarily for three reasons: the new Hardinge Taiwan subsidiary's profitability allowed utilization of a tax loss-carryforward of $1,171,000 generated during it's 1999 startup; the higher proportion of profits earned at foreign operations, which are generally taxed at lower rates; and the benefits from final resolution of multi-year tax audits in the U.S. and Canada.

Undistributed earnings of the foreign subsidiaries, which amounted to approximately $27,233,000 at December 31, 2001, are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

6. Shareholders' Equity

Treasury Shares

The number of shares of common stock in treasury was 1,118,909, 1,051,846, and 686,059, at December 31, 2001, 2000, and 1999, respectively. During 2001, the Company purchased 105,693 shares and distributed 90,030 shares and had 51,400 shares forfeited pursuant to the long-term incentive plan. During 2000, the Company purchased 390,232 shares and distributed 33,320 shares and had 8,875 shares forfeited pursuant to the plan. In 1999, the Company purchased 652,080 shares and distributed 33,030 shares with 26,100 shares forfeited pursuant to the long-term incentive plan.

Company Stock Repurchase Program

On April 9, 1999, Hardinge announced a stock repurchase program. The Board of Directors authorized the repurchase of up to 1.0 million shares of the Company's stock, or approximately 10% of the total shares outstanding. The Company purchased 900,351 shares under the program through July 25, 2000. On July 26, 2000, Hardinge announced that its Board of Directors expanded the Company's stock buyback program by authorizing a plan to repurchase up to an additional one million shares of stock. No shares have been purchased under the new plan.

Preferred Stock Purchase Rights

On May 16, 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a dividend of one Right to purchase Series A Preferred Stock for each outstanding share of Company common stock held as of May 16, 1995. Each Right entitles the holder of the Right to purchase one one-hundredth of a share of Series A Preferred Stock (a "Unit") at a purchase price of $80.00 per Unit. The Rights will become exercisable ten business days after any person or group becomes the beneficial owner of 20% or more of the Common Stock or commences a tender or exchange offer upon consummation of which such person or group would, if successful, own 30% or more of the Common Stock. The Rights, which will expire ten years from the date of issuance, may be redeemed by the Board of Directors, at $.01 per Right, at any time prior to the expiration of ten business days after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock.

6. Shareholders' Equity (Continued)

Reconciliation of Weighted Average Number of Shares Outstanding

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations required by Statement No. 128:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Net (loss) income	$(21,853)	$7,532	$6,041
Numerator for basic earnings per share	(21,853)	7,532	6,041
Numerator for diluted earnings per share	(21,853)	7,532	6,041
Denominator for basic earnings per share—weighted average shares	8,695	8,755	9,287
Effect of diluted securities:			
Restricted stock and stock options		39	
Denominator for diluted earnings per share—adjusted weighted average shares	8,695	8,794	9,287
Basic (loss) earnings per share	$ (2.51)	$ .86	$ .65
Diluted (loss) earnings per share	$ (2.51)	$ .86	$ .65

7. Industry Segment and Foreign Operations

The Company operates in one business segment—industrial machine tools. Domestic and foreign operations consist of:

	Year Ended December 31,					
	2001		2000		1999	
	United States Oper.	Western European Oper.	United States Oper.	Western European Oper.	United States Oper.	Western European Oper.
	(in thousands)					
Sales						
Gross domestic sales	$ 93,724	$74,454	$124,484	$38,092	$115,932	$38,572
Export sales	43,581	28,463	41,468	17,058	39,512	10,688
	137,305	102,917	165,952	55,150	155,444	49,260
Less interarea eliminations	19,739	10,961	19,308	12,315	16,791	9,380
Total net sales	$117,566	$91,956	$146,644	$42,835	$138,653	$39,880
Operating income	$(38,110)	$ 9,483	$ 7,795	$ 4,874	$ 6,283	$ 3,334
Net (loss) income	$(28,753)	$ 6,900	$ 4,316	$ 3,216	$ 3,798	$ 2,243
Identifiable assets	$166,820	$87,671	$193,358	$89,758	$195,475	$45,982

Export sales from Hardinge's U.S. operations include the following:

	Year Ended December 31,					
	2001		2000		1999	
	United States Oper.	Western European Oper.	United States Oper.	Western European Oper.	United States Oper.	Western European Oper.
	(in thousands)					
Sales to Western European customers	$ 2,357		$ 2,504		$ 6,173	
Sales to affiliated companies	13,028		19,308		16,791	
Sales to customers in the remainder of the world	28,196		19,656		16,548	
	$ 43,581		$ 41,468		$ 39,512	

Sales attributable to Western European Operations are based on those sales generated by subsidiaries located in Europe.

Interarea sales are accounted for at prices comparable to normal, unaffiliated customer sales, reduced by estimated costs not incurred on these sales. Operating income excludes interest income and interest expense directly attributable to the related operations.

No single customer accounted for more than 5% of consolidated sales in any of the three years presented.

8. Employee Benefits

Pension and Postretirement Plans

The Company accounts for the pension plan and postretirement benefits in accordance with Financial Accounting Standards Board Statements No. 87 and 106. The following disclosures related to the pension and postretirement benefits are presented in accordance with Financial Accounting Standards Board Statement No. 132 which became effective in 1998.

The Company provides a qualified defined benefit pension plan covering all eligible domestic employees. The Plan bases benefits upon both years of service and earnings. The Company's policy is to fund at least an amount necessary to satisfy the minimum funding requirements of ERISA. The amount to be funded is subject to annual review by management and its consulting actuary.

The Company provides a contributory retiree health plan covering all eligible domestic employees who retired at normal retirement age prior to January 1, 1993 and all retirees who will retire at normal retirement age after January 1, 1993 with at least 10 years of active service. Employees who elect early retirement are eligible for the plan benefits if they have 15 years of active service at retirement. Benefit obligations and funding policies are at the discretion of the Company's management. Retiree contributions are adjusted annually and contain other cost-sharing features such as deductibles and coinsurance, all of which vary according to the retiree's date of retirement. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to limit its contributions to 125% of the average aggregate 1993 claim cost. The Company also provides a non-contributory life insurance plan to retirees. Because the amount of liability relative to this plan is insignificant, it is combined with the health plan for purposes of this disclosure.

A summary of the components of net periodic pension cost and postretirement benefit costs is presented below.

	Pension Benefits			Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
	(in thousands)			(in thousands)		
Service cost	$1,963	$2,424	$2,472	$ 93	$130	$134
Interest cost	4,864	4,724	4,401	381	447	431
Expected return on plan assets	(6,507)	(6,095)	(5,519)	—	—	—
Amortization of prior service cost	307	264	264	(24)	(24)	(24)
Amortization of transition (asset) obligation	(174)	(174)	(174)	—	—	—
Amortization of (gain) loss	(433)	(22)	—	—	11	37
Net periodic benefit cost	$ 20	$1,121	$1,444	$450	$564	$578

8. Employee Benefits (Continued)

A summary of the Pension and Postretirement Plans' funded status and amounts recognized in the Company's consolidated balance sheets is as follows:

	Pension Benefits		Postretirement Benefits	
	December 31,		December 31,	
	2001	2000	2001	2000
	(in thousands)		(in thousands)	
Change in benefit obligation:				
Benefit obligation at beginning of period	$63,660	$64,362	$ 5,282	$ 6,167
Service cost	1,963	2,424	93	130
Interest cost	4,864	4,724	381	447
Plan participants' contributions	—	—	486	380
Amendments	1,137	—	—	—
Actuarial(gain)loss	1,690	(4,642)	104	(1,024)
Benefits paid	(3,573)	(3,208)	(888)	(818)
Benefit obligation at end of period	69,741	63,660	5,458	5,282
Change in plan assets:				
Fair value of plan assets at beginning of period	69,798	70,647	—	—
Actual return on plan assets	(3,031)	2,359	—	—
Employer contribution	—	—	402	438
Plan participants' contributions	—	—	486	380
Benefits paid	(3,573)	(3,208)	(888)	(818)
Fair value of plan assets at end period	63,194	69,798	—	—
Reconciliation of funded status:				
Funded status	(6,547)	6,138	(5,458)	(5,282)
Unrecognized net actuarial(gain)loss	(1,220)	(12,881)	(121)	(225)
Unrecognized transition (asset) obligation	(1,220)	(1,394)	—	—
Unrecognized prior service cost	2,874	2,045	(216)	(240)
Prepaid (accrued) benefit cost	$(6,113)	$(6,092)	$(5,795)	$(5,747)

Actuarial assumptions used to determine pension costs and other postretirement benefit costs include:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Weighted average assumptions as of December 31,				
Discount rate	7.50%	7.75%	7.25%	7.50%
Expected return on plan assets	9.50%	9.50%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	N/A	N/A

8. Employee Benefits (Continued)

The decrease in 2001 in the discount rate from 7.75% to 7.50% related to the Pension Plan and the decrease from 7.50% to 7.25% related to the Postretirement Benefits resulted in an actuarial loss of $2,091,000 and $140,000 at December 31, 2001, respectively.

Pension plan assets include 383,886 shares of the Company's common stock valued at approximately $3,666,000 and $5,470,000 at December 31, 2001 and 2000, respectively. Dividends paid on those shares were $203,000 and $201,000 in 2001 and 2000 respectively. The remaining plan assets consisted of United States Government securities, corporate bonds and notes, other common stocks and an insurance contract.

The annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend) used to calculate the liability for the postretirement benefits was assumed to be 8.0% at December 31, 2000, decreasing gradually to 5.5% by the year 2006 and remaining at that level thereafter.

In 1998, the postretirement benefit plan changed from a self-funded plan to an insured plan under third party coverage.

The health care cost trend rate assumption does not have a significant effect on the amounts reported due to the 125% cap on the Company's portion of the medical plan claims. As of December 31, 2001, Hardinge Inc. reached the caps set in 1993 for all participants who receive subsidized coverage. Therefore, the medical trend no longer affects the results.

Group Health Plans

The Company has contributory group benefit plans which provide medical benefits to all of its domestic employees.

Savings Plan

The Company maintains a 401(k)plan which covers all eligible domestic employees of the Company subject to minimum employment period requirements. Provisions of the plan allow employees to defer from 1% to 20% of their pre-tax salary to the plan. Those contributions may be invested at the option of the employees in a number of investment alternatives, one being Hardinge Inc. common stock. The Company contributes to the plan on a matching formula of 25% of an employee's contribution up to 5% of the employee's compensation. The Company's match is in Hardinge Inc. common stock. The Company contributed $293,000, $342,000, and $376,000 in 2001, 2000 and 1999 respectively, for this match. The Company may also contribute a discretionary contribution to the plan to be distributed among all participants.

Long-Term Incentive Plans

In 1996, the Board of Directors established an Incentive Stock Plan to assist in attracting and retaining key employees. The Plan allows the Board to grant restricted stock, performance share awards, stock options and stock appreciation rights up to an aggregate of 450,000 shares of common stock to these employees. Additionally, in 1988 and 1993, similar plans were established by the Company; no further shares will be awarded under these plans.

Certain officers were awarded a total of 76,000 and 23,000 restricted shares of common stock during 2001 and 2000, respectively. In 1999, certain officers were awarded a total of 79,000 restricted shares of

8. Employee Benefits (Continued)

common stock and 21,000 shares were granted to key managers. In 2001, restrictions on 155,871 shares from the Incentive Stock Plans were released and 51,400 shares were forfeited. During 2000, restrictions on 72,521 shares from the Incentive Stock Plans were released and 8,875 shares were forfeited. Restrictions on 236,183 shares were released and 26,100 shares were forfeited in 1999.

As of December 31, 2001, a total of 313,425 restricted shares of common stock were outstanding under the plans. All shares of restricted stock are subject to forfeiture and restrictions on transfer, and unconditional vesting occurs upon the completion of a specified period ranging from three to eight years from date of grant.

Deferred compensation associated with these grants is measured by the market value of the stock on the date of grant and totaled $1,001,000, $316,000, and $1,573,000 in 2001, 2000 and 1999, respectively. This deferred compensation is being amortized on a straight-line basis over the specified service period. The unamortized deferred compensation at December 31, 2001, 2000 and 1999, totaled $1,959,000, $2,651,000,and $4,128,000, respectively, and is included in deferred employee benefits as a reduction of shareholders' equity.

Stock options for 5,250, 5,250, and 5,250, shares were issued in 2001, 2000 and 1999, respectively under the 1996 Plan. As of December 31, 2001, a total of 100,500 options remained outstanding under the plan. The options expire ten years from the date of issue and vest over periods varying from immediate vesting to three years. The Company accounts for the stock options issued under the Plan using the intrinsic value method as defined by Accounting Principle Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Since all such options have been issued at exercise prices equal to the trading price of Hardinge stock at date of issue, no expense is recognized. The Company has considered valuation of stock options using the fair value method as determined by Financial Accounting Standards Board Statement No. 123, *Accounting for Stock Based Compensation*. Application of the fair value method, however, would not have a material impact on the financial statements.

Foreign Operations

The Company also has employees in certain foreign countries that are covered by defined contribution and benefit pension plans and other employee benefit plans. Related obligations and costs charged to operations are not material.

9. Other Comprehensive Income

The components of other comprehensive income consisted of the following:

	Accumulated balances at December 31, 2001	2000
	(in thousands)	
Other Comprehensive (Loss) Income:		
Foreign currency translation adjustments	$(10,187)	$(8,861)
Cumulative effect of accounting change, net of tax	25	
Unrealized gain (loss) on derivatives, net of tax:		
Cash flow hedges	(979)	1
Net investment hedges	3,342	2,621
Other Comprehensive (Loss)	$ (7,799)	$(6,239)

10. Financial Instruments

At December 31, 2001 and 2000, the carrying value of financial instruments such as cash, accounts receivable, accounts payable and short-term debt approximated their fair values, based on the short-term maturities of these instruments. The carrying amounts of debt under the revolving agreement and of mortgages classified as long-term debt approximate fair value as the underlying instruments are comprised of notes that are repriced on a short-term basis.

In May 1998, the Company entered into a five year interest rate swap arrangement with a financial institution (See Note 4). At December 31, 2001 and 2000, the fair market values of this instrument were liabilities of $478,000 and $53,000, respectively.

The carrying amount of the term loan dated February 1996 approximates its fair value as the underlying interest rate is variable. Related to this term loan, the Company entered into a seven-year cross-currency interest rate swap agreement (see Note 4). In December 2000 this agreement was terminated and re-written as two separate agreements, a currency swap, and a separate interest rate swap. At December 31, 2001 and 2000, the fair market values of the currency swap were assets of $1,187,000 and $2,017,000, respectively. At December 31, 2001 and 2000, the fair market values of the interest rate swap were liabilities of $43,000 and $38,000, respectively. The fair market values of these instruments are based on current settlement value as determined by a financial institution.

The carrying amount of the term loan dated March 2001 approximates its fair value as the underlying interest rate is variable. Related to this term loan, the Company entered into seven-year cross-currency and interest rate swap agreements (see Note 4). At December 31, 2001 the fair market values of the currency swap and interest rate swap were an asset of $902,000 and a liability of $1,028,000, respectively.

The fair value of notes receivable, short-term and long-term, was determined using a discounted cash flow analysis based on the rate at which the Company could sell those notes at year end under standard terms experienced on recent sales (a fixed percentage over U.S. Treasury notes). At December 31, 2001 and 2000, the carrying value of these notes approximated the fair value.

10. Financial Instruments (Continued)

The Company regularly enters into foreign currency contracts to manage its exposure to fluctuations in foreign currency exchange rates on purchases of materials used in production and cash settlements of intercompany sales. Gains or losses from these contracts have not been material. At December 31, 2001 and 2000, the Company had notional principal amounts of approximately $2,511,000 and $6,410,000 in contracts to purchase or sell currency in the future from and to major commercial banks. The fair value of these contracts is not material.

Concentration of Credit Risk

The Company sells products to companies in diversified industries, with a substantial majority of sales occurring in North America and Western Europe. The Company performs periodic credit evaluations of the financial condition of its customers. The Company offers financing terms of up to seven years for its customers in the United States and Canada and files a lien against the equipment purchased under those terms. No collateral is required for sales made on open account terms with payment due within thirty days. As of December 31, 2001 and 2000, 1% and 6%, respectively, of the accounts receivable were from the three major U.S. automobile manufacturers. In addition, at December 31, 2001 and 2000, receivables from the Company's distributor in France totaled 6% and 7%, respectively, of the consolidated accounts receivable. The Company holds a security interest in any of its equipment held by the distributor for inventory or demonstration purposes.

11. New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provision of this statement is expected to result in an increase to 2002 net income of $718,000. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, if any.

In August 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. Under the new rules, the criteria for classifying an asset as held-for-sale are significantly changed from prior treatment. Assets which are to be disposed of are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized.

The Company will apply this new rule beginning in the first quarter of 2002. The Company has determined that implementation of this new rule will not impact the financial position of the Company as of January 1, 2002.

12. Quarterly Financial Information

Summarized quarterly financial information for 2001 and 2000 is as follows:

	Quarter			
	First	Second	Third (1)	Fourth
	(in thousands, except per share data)			
2001				
Net sales	$58,433	$55,872	$ 47,703	$47,514
Gross profit (loss)	19,212	17,021	(13,761)	14,305
Income (loss) from operations	3,899	3,239	(37,588)	1,823
Net income (loss)	2,193	1,782	(26,390)	562
Basic earnings per share:				
Weighted average shares outstanding	8,705	8,716	8,682	8,695
Earnings (loss) per share	.25	.20	(3.04)	.06
Diluted earnings per share:				
Weighted average shares outstanding	8,711	8,724	8,690	8,695
Earnings (loss) per share	.25	.20	(3.04)	.06
2000				
Net sales	$47,836	$47,773	$ 45,335	$48,535
Gross profit	15,702	15,796	14,432	15,018
Income from operations	3,781	3,686	2,424	2,778
Net income	2,162	1,983	1,369	2,018
Basic earnings per share:				
Weighted average shares outstanding	8,852	8,680	8,715	8,718
Earnings per share	.24	.23	.16	.23
Diluted earnings per share:				
Weighted average shares outstanding	8,934	8,680	8,715	8,718
Earnings per share	.24	.23	.16	.23

Earnings per share amounts are based on the weighted average shares outstanding for each period presented. As a result of the changes in outstanding shares from quarter to quarter, the total of the four quarters for 2001 does not equal the annual earnings per share for the year.

(1) Third quarter 2001 results include a realignment charge of $37,956 (after tax $26,455) which included an inventory write-off for under-performing product lines; bad debt write-off; and the impairment of goodwill and other underutilized assets.

ITEM 9.—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10.—DIRECTORS AND OFFICERS OF THE REGISTRANT

Certain information required by this item is incorporated by reference from the Registrant's proxy statement filed with the Commission on March 28, 2002. Additional information required to be furnished by Item 401 of Regulation S-K is as follows:

List of Executive Officers of the Registrant

Name	Age	Executive Officer Since	Positions and Offices Held
J. Patrick Ervin	44	1996	President and Chief Executive Officer since May, 2001; President and Chief Operating Officer, April, 2000—April 2001: Executive Vice President—Operations, August 1998—March 2000; Senior Vice President of Operations, Mfg., Eng. and Marketing, April 1998—July 1998; Vice President—Sales & Marketing 1996—March 1998; General Manager, Machine Tool Operations in 1996; Director, Sales & Marketing 1992-1996; Director of Materials & Purchasing 1990-1992; Superintendent, Machine Operations 1989-1990, Various other Company positions 1978-1989.
Richard L. Simons	46	1996	Executive Vice President, Chief Financial Officer and Assistant Secretary since April, 2000; Senior Vice President, Chief Financial Officer and Assistant Secretary, in 1999; Vice President—Finance 1996-1998; Controller 1987-1996; Assistant Treasurer 1985-1987; Manager Financial Accounting 1983-1984.
Douglas C. Tifft	47	1988	Senior Vice President—Administration since April, 2000; Vice President—Administration 1998—1999; Vice President—Employee Relations since 1988. Various other Company positions 1978-1988.
Joseph T. Colvin	58	1996	Vice President—Workholding since March, 2001; Vice President—Manufacturing October, 1996—March 2001; Manufacturing Director, Machine Operations 1994-1996; Formerly Vice President Operations, General Manager, Inertial Guidance Test Equipment and Original Equipment Manufacturing, Contraves, Inc., 1994; President and CEO, Modern Manufacturing, 1993; President, Inland Motor Division, Kollmorgen Corp., 1987-1992.

List of Executive Officers of the Registrant

Name	Age	Executive Officer Since	Positions and Offices Held
Clive M. Danby	43	2001	Vice President—Engineering since March, 2001; Formerly Director of Engineering, Ingersoll Milling Machine Co., 1998—March 2001; Project Manager, Sunstrand Aerospace, 1986—1998.
Richard B. Hendrick	47	2001	Vice President/Controller since May, 2001; Corporate Controller July 2000—April 2001; Formerly, Controller, MMI Products, Inc., 1993—2000; various financial management positions, Baker Hughes, Inc., 1981—1993.
Douglas G. Rich	45	2001	Vice President—Manufacturing since November, 2001; Director of Manufacturing, Machine Tool Division, March—October 2001; Formerly, Plant Manager, Ingersoll-Rand Company, 1992—March 2001; Plant Superintendent, Watts Fluid Air, Compressed Air Equipment, 1984—1992.
Thomas T. Connelly	54	1984	Treasurer since 1995; Senior Vice President—General Manager Workholding Operations 1991—1994; Senior Vice President 1987-1990; Vice President and Assistant to the President 1985—1986; Treasurer and Assistant to the President in 1984; Treasurer in 1983; Assistant Treasurer in 1982.

ITEM 11.—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Registrant's proxy statement filed with the Commission on March 28, 2002.

ITEM 12.—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the Registrant's proxy statement filed with the Commission on March 28, 2002.

ITEM 13.—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the Registrants's proxy statement filed with the Commission on March 28, 2002.

PART IV

ITEM 14.—EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) The financial statements of the Registrant listed in ITEM 8. of this report are incorporated herein by reference.

(2) The financial statement schedules of the Registrant listed in ITEM 8. of this Report are incorporated herein by reference. The financial statement schedule required by Regulation S-X (17 CFR 210) is filed as part of this report:

(a) Schedule II—Valuation and Qualifying Accounts

(3) Exhibits filed as part of this Report: See (c) below.

(b) Reports on Form 8-K filed by the Registrant during the last quarter of the period covered by this report:

Current Report on 8-K, regarding a December 5, 2001 press release announcing a further reduction in the North American workforce.

(c) Exhibits required by Item 601 of Regulation S-K filed as a part of this Report on Form 10-K:

Item		Description
4.1	—	Restated Certificate of Incorporation of Hardinge Inc. filed with the Secretary of State of the State of New York on May 24, 1995, incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
4.2	—	By-Laws of Hardinge Inc. as amended November 19, 1996, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1996.
4.3	—	Amendment to the By-Laws of Hardinge Inc. dated February 22, 2000 incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2000.
4.4	—	Section 719 through 726 of the New York Business Corporation Law, incorporated by reference from the Registrant's Form 10, effective June 29, 1987.
4.5	—	Specimen of certificate for shares of Common Stock, par value $.01 per share, of Hardinge Inc., incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
4.6	—	Form of Rights Agreement, dated as of May 16, 1995, between Hardinge Inc. and American Stock Transfer and Trust Company, incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 23, 1995.
4.7	—	Amended Form of Rights Agreement, dated as of August 25,1997 between Hardinge Inc. and Fifth Third Bank, incorporated by reference from the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on September 29, 1997.
4.8	—	Stock Repurchase Program incorporated by reference from the Registrant's Form 8-K filed with the Securities & Exchange Commission on April 16, 1999.
4.9	—	Stock Repurchase Program incorporated by reference from the Registrant's Form 8-K filed with the Securities & Exchange Commission on August 3, 2000.
10.1	—	Swap Transaction Agreement effective June 1, 1998 between Hardinge Inc. and The Chase Manhattan Bank incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 1998.

Item	Description
10.2 —	Credit Agreement dated as of August 1, 1997 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 1997.
10.3 —	Amendment Number One dated December 11, 2000 to the Credit Agreement dated as of August 1, 1997 among Hardinge Inc. and the Bank's signatory thereto and the Chase Manhattan Bank as Agent incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 2000.
10.4 —	Credit Agreement dated as of February 28, 1996 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1996.
10.5 —	Amendment Number One dated August 1, 1997 to Credit Agreement dated as of February 28, 1996 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 1997.
10.6 —	Amendment Number Two dated December 11, 2000 to the Credit Agreement dated as of February 28, 1996 and amended August 1, 1997 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 2000.
10.7 —	$8,000,000 Master Note among Hardinge Inc. and Chemung Canal Trust Company dated February 8, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
10.8 —	Amendment Number Two dated February 5, 2001 to the Credit Agreement dated as of August 1, 1997 and amended December 11, 2000 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
10.9 —	Amendment Number Three dated February 5, 2001 to the Credit Agreement dated as of February 28, 1996 and amended August 1, 1997 and December 11, 2000 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
10.10 —	Term Loan Agreement and Term Loan Promissory Mote dated as of March 20, 2001 among Hardinge Inc. and KeyBank National Association incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
10.11 —	Amendment Number One dated October 1, 2001 to the Term Loan Agreement dated March 20, 2001 among Hardinge Inc. and KeyBank National Association incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2001.
10.12 —	Amendment Number Three dated September 20, 2001 to Credit Agreement dated as of August 1, 1997, and amended December 11, 2000 and February 5, 2001 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2001.
10.13 —	Amendment Number Four dated September 20, 2001 to Credit Agreement dated as of February 28, 1996 and amended August 1, 1997, December 11, 2000 and February 5, 2001 among Hardinge Inc. and the Banks signatory thereto and The Chase Manhattan Bank as Agent, incorporated by reference from the Registrant's Form 10-Q for the quarter ended September 30, 2001.

Item	Description
10.14 —	Stock Purchase Agreement dated as of November 15, 1995 between Hardinge Inc. and L. Kellenberger & Co. AG, incorporated by reference from the Registrant's Form 8-K, as amended, dated November 29, 1995.
10.15 —	The 1996 Hardinge Inc. Incentive Stock Plan as adopted by shareholders at the April 23, 1996 annual meeting, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 1996.
10.16 —	Hardinge Inc. Savings Plan, incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 33-65049).
10.17 —	Employment Agreement with Joseph T. Colvin effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.18 —	Employment Agreement with J. Patrick Ervin effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.19 —	Employment Agreement with Richard L. Simons effective January 1, 1997, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 1997.
*10.20 —	Employment Agreement with Douglas C. Tifft dated as of April 1, 1995, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).
*10.21 —	Employment Agreement with Richard B. Hendrick effective February 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
*10.22 —	Employment Agreement with Clive M. Danby effective April 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended March 31, 2001.
*10.23 —	Employment Agreement with Douglas Rich effective April 1, 2001, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 2001.
*10.24 —	Hardinge Inc. 1993 Incentive Stock Plan, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
*10.25 —	The 1988 Hardinge Inc. Incentive Stock Plan, as adopted by shareholders at the annual meeting of shareholders held on May 17, 1988, incorporated by reference from the Registrant's Form 10-Q for the quarter ended June 30, 1988.
*10.26 —	First Amendment to Hardinge Inc. 1988 Incentive Stock Plan, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
*10.27 —	Hardinge Inc. Executive Supplemental Pension Plan, incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
*10.28 —	Form of Deferred Directors Fee Plan, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).
21 —	Subsidiaries of the Company.
23 —	Consent of Ernst & Young LLP, Independent Auditors.

* Management contract or compensatory plan or arrangement.

Item 14(a).—Schedule II—Valuation and Qualifying Accounts

	Balance at Beg. of Period	Additions Charged to: Costs & Expenses	Additions Charged to: Other Accounts	Deductions	Balance at End of Period
	(dollars in thousands)				
Year ended December 31, 2001:					
Allowance for Bad Debts	$ 963	$ 6,676	$ (7)(1)	$ 1,218(2)	$ 6,414
Reserve for Obsolete Inventory	2,700	27,754	(11)(2)	16,272(3)	14,171
Total	$3,663	$34,430	$ (18)	$17,490	$20,585
Year ended December 31, 2000:					
Allowance for Bad Debts	$ 562	$ 1,243	$ (5)(1)	$ 837(2)	$ 963
Reserve for Obsolete Inventory	2,258	1,092	(8)(1)	642(3)	2,700
Total	$2,820	$ 2,335	$ (13)	$ 1,479	$ 3,663
Year ended December 31, 1999:					
Allowance for Bad Debts	$ 463	$ 1,412	$ (49)(1)	$ 1,264(2)	$ 562
Reserve for Obsolete Inventory	2,331	432	(73)(1)	432(3)	2,258
Total	$2,794	$ 1,844	$(122)	$ 1,696	$ 2,820

(1) Currency translation for balances recorded in foreign currencies, charged to Cumulative Translation Adjustment.

(2) Uncollectable accounts written off, net of recoveries.

(3) Slow-moving parts inventories written down to net recoverable market value.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC.
(*Registrant*)

March 28, 2002

/s/ J. PATRICK ERVIN
J. Patrick Ervin
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 28, 2002

/s/ E. MARTIN GIBSON
E. Martin Gibson
Non-Executive Chairman of the Board

March 28, 2002

/s/ RICHARD L. SIMONS
Richard L. Simons
Executive Vice President/Chief Financial Officer and Assistant Secretary and Director (Principal Financial Officer)

March 28, 2002

/s/ RICHARD B. HENDRICK
Richard B. Hendrick
Vice President/Controller (Principal Accounting Officer)

March 28, 2002

/s/ DANIEL J. BURKE
Daniel J. Burke
Director

March 28, 2002	/s/ RICHARD J. COLE Richard J. Cole *Director*
March 28, 2002	/s/ JAMES L. FLYNN James L. Flynn *Director*
March 28, 2002	/s/ DOUGLAS A. GREENLEE Douglas A. Greenlee *Director*
March 28, 2002	/s/ J. PHILIP HUNTER J. Philip Hunter *Director and Secretary*
March 28, 2002	/s/ ALBERT W. MOORE Albert W. Moore *Director*

Shareholder Information

Corporate Headquarters

Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902

Transfer Agent and Registrar

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10A166
Cincinnati, OH 45202

Shareholder Services

Dividend Reinvestment Plan
Direct Deposit

Shareholder Inquiry

Toll-free 800-837-2755
or 513-579-5320

For the most complete and up-to-date news about Hardinge, visit our Company Web site: www.hardinge.com



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Welcome to Hardinge Inc.
• A broad range of metalcutting products
• Serving a wide range of industries worldwide
• A leader in the global machine tool industry
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Hardinge manufactures a complete line of metal cutting products:
• CNC Horizontal Lathes
• CNC Vertical Lathes
• Manual Lathes
• CNC Vertical Machining Centers
• CNC and Universal Grinding Machines
• Collets, Chucks and other Workholding Products
These products satisfy the diverse needs of machinists in such demanding industries as automotive, aerospace, computer, dental, electronic, energy, medical equipment, photographic, and telecommunications.
Located in Elmira NY, USA, Hardinge has grown and flourished as a leader in the machine tool industry by earning a worldwide reputation for quality and reliability.
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HARDINGE®

Leader By Design™

Worldwide Manufacturer of Machine Tools and Workholding/Industrial Products